Form 20-F
period 2023-12-31
MKDWELL Tech Inc.
filed 2024-08-15
CIK 1991332

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE

ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF

1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT

OF 1934

Date of event requiring this shell company report: July 31, 2024

Commission File Number: 001-42197

MKDWELL TECH INC.

(Exact name of Registrant as specified in its charter)

Not applicable	British Virgin Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of Principal Executive Offices)

Ming-Chia Huang, Chief Executive Officer

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

Tel: +886-3-5781899

Email: csr@mkd.com.tw

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	MKDW	The Nasdaq Stock Market LLC
Warrants to purchase ordinary shares	MKDWW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: On August 1, 2024, the issuer had 16,788,342 ordinary shares and 6,036,875 warrants outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by MKDWELL Tech Inc., a business company incorporated in the British Virgin Islands. Unless otherwise indicated, the “Company” and “PubCo,” refer to MKDWELL Tech Inc., and references to “MKD,” “we,” “us,” “our,” and similar terminology refer to MKDWELL Tech Inc. and its subsidiaries subsequent to the Business Combination (defined below).

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the “Risk Factors” section of the Company’s registration statement on Form F-4 (File No. 333-277785) initially filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2024, as amended (the “Form F-4”), which are incorporated herein by reference.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

ii

EXPLANATORY NOTE

On June 20, 2023, Cetus Capital Acquisition Corp., a Delaware corporation (“Cetus Capital”) entered into that certain Business Combination Agreement (as it may be amended, restated, supplemented or modified from time to time, the “Business Combination Agreement”), with MKD Technology Inc., a Taiwan corporation (“MKD Taiwan”), MKDWELL Limited, a company incorporated in the British Virgin Islands (“BVI”), and Ming-Chia Huang, in his capacity as the representative of the shareholders of MKD Taiwan (the “Shareholders’ Representative”), pursuant to which, among other things: (A) the Shareholders’ Representative will incorporate MKDWELL Tech Inc., a BVI business company (“PubCo” or the “Company”), for the purpose of serving as the public listed company whose shares will be traded on The Nasdaq Stock Market LLC (“Nasdaq”); (B) PubCo will incorporate MKDMerger1 Inc., a BVI business company and wholly-owned subsidiary of PubCo (“Merger Sub 1”), for the sole purpose of merging with and into MKD BVI (the “Acquisition Merger”) with MKD BVI being the surviving entity and a wholly-owned subsidiary of PubCo; (C) PubCo will incorporate MKDMerger2 Inc., a BVI business company and wholly-owned subsidiary of PubCo (“Merger Sub 2”), for the sole purpose of merging with and into Cetus Capital (the “SPAC Merger”, and together with the Acquisition Merger, the “Mergers”; and the transactions contemplated by the Business Combination Agreement being collectively referred to as the “Business Combination”), in which Cetus Capital will be the surviving entity; (D) MKD BVI and Merger Sub 1 will effect the Acquisition Merger; and (E) Cetus Capital and Merger Sub 2 will effect the SPAC Merger. Following the consummation of the Business Combination, PubCo will become a publicly traded company listed on Nasdaq.

On July 24, 2024, MKDWELL Tech Inc. and its subsidiary MKDWELL (Jiaxing) Electronic Technology Ltd. (the “Borrower”), a PRC-incorporated company, entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with an investor (the “Investor”), pursuant to which the Investor agreed to purchase from the Borrower a convertible promissory note in the aggregate principal amount of RMB35,000,000 (approximately $4.8 million) (the “Convertible Note”) (the “Convertible Note Financing”). The closing of the transactions contemplated by the Securities Purchase Agreement shall occur on the business day immediately before the date on which the Business Combination is consummated. The Company also agreed that it would issue an additional 150,000 of its ordinary shares to the Investor within ten (10) business days after the Investor receives and provides to the Company the applicable permit or approval from the People’s Republic of China authority with respect to the foreign currency exchange regulations to hold such shares, including such required approval pursuant to SAFE Circular No. 37. The Convertible Note shall bear interest at the rate of ten percent (10%) per annum, and the entire unpaid principal balance of the Convertible Note plus any accrued and unpaid interest thereon (the “Note Amount”) is payable two years from the issuance date. In addition, at any time beginning ninety (90) days after the issuance date of the Convertible Note, the Note Amount may be converted into ordinary shares of the Company at a price per share equal to the lower of (x) $5.00 or (y) the fifteen (15) trading day volume weighted average price of the ordinary shares of the Company, provided that in no event will the conversion price be lower than $2.00. The Convertible Note Financing closed on August 12, 2024.

On July 31, 2024 (the “Closing Date”), the Company consummated the Business Combination pursuant to the terms of the Business Combination Agreement and Cetus Capital became a wholly owned subsidiary of the Company. The ordinary shares and warrants of the Company are traded on The Nasdaq Stock Market LLC under the symbols “MKDW” and “MKDWW,” respectively. This Report is being filed in connection with the Business Combination.

Following the closing of the Business Combination, on August 1, 2024, the Company had 16,788,342 ordinary shares of par value $0.0001 each (the “Ordinary Shares”) and 6,036,875 warrants each to purchase one Ordinary Share (the “Warrants”) outstanding.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers upon consummation of the Business Combination are set forth in the Form F-4 in the section titled “PubCo’s Directors and Executive Officers after the Business Combination” and is incorporated herein by reference.

The address of our directors and executive officers is 1F, No. 6-2, Duxing Road, Hsinchu Science Park, Hsinchu City 300, Taiwan.

B. Advisors

Sichenzia Ross Ference Carmel LLP has acted as U.S. securities counsel for the Company and will continue to act as U.S. securities counsel to the Company following the completion of the Business Combination. The address of Sichenzia Ross Ference Carmel is 1185 Avenue of the Americas, 31st floor, New York, NY 10036, United States.

C. Auditors

For the period from July 25, 2023 (inception) to December 31, 2023, Marcum Asia CPAs LLP acted as the independent registered public accounting firm for the Company.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Reserved

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of December 31, 2023, after giving effect to the Business Combination and the Convertible Note Financing.

As of December 31, 2023 (pro forma)
Cash and cash equivalents	$5,569,883
Total equity	$(2,312,529)
Debt:
Non-current debt	$3,629,725
Current debt	$12,514,403
Total indebtedness	$16,144,128
Total capitalization	$13,831,599

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section titled “Risk Factors” and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was formed to serve as a holding company for MKD and Cetus Capital after consummation of the Business Combination contemplated by the Business Combination Agreement. The Company, a British Virgin Islands business company, was incorporated on July 25, 2023. Prior to the Business Combination, the Company owned no material assets and did not operate any business. MKD’s principal executive office is located at 1F, No. 6-2, Duxing Road, Hsinchu Science Park, Hsinchu City 300, Taiwan.

On July 31, 2024, the parties consummated the Business Combination.

On July 24, 2024, MKDWELL Tech Inc. and its subsidiary MKDWELL (Jiaxing) Electronic Technology Ltd. (the “Borrower”), a PRC-incorporated company, entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with an investor (the “Investor”), pursuant to which the Investor agreed to purchase from the Borrower a convertible promissory note in the aggregate principal amount of RMB35,000,000 (approximately $4.8 million) (the “Convertible Note”) (the “Convertible Note Financing”). The closing of the transactions contemplated by the Securities Purchase Agreement shall occur on the business day immediately before the date on which the Business Combination is consummated. The Company also agreed that it would issue an additional 150,000 of its ordinary shares to the Investor within ten (10) business days after the Investor receives and provides to the Company the applicable permit or approval from the People’s Republic of China authority with respect to the foreign currency exchange regulations to hold such shares, including such required approval pursuant to SAFE Circular No. 37. The Convertible Note shall bear interest at the rate of ten percent (10%) per annum, and the entire unpaid principal balance of the Convertible Note plus any accrued and unpaid interest thereon (the “Note Amount”) is payable two years from the issuance date. In addition, at any time beginning ninety (90) days after the issuance date of the Convertible Note, the Note Amount may be converted into ordinary shares of the Company at a price per share equal to the lower of (x) $5.00 or (y) the fifteen (15) trading day volume weighted average price of the ordinary shares of the Company, provided that in no event will the conversion price be lower than $2.00. The Convertible Note Financing closed on August 12, 2024.

See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. The material terms of the Business Combination are described in the Form F-4 under the section titled “The Business Combination Proposal — General Description of the Business Combination and Business Combination Agreement” which is incorporated herein by reference.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

B. Business Overview

Information regarding the business of the Company is included in the Form F-4 under the sections titled “MKD’s Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MKD,” which are incorporated herein by reference.

C. Organizational Structure

Following the consummation of the Business Combination, MKD BVI and Cetus Capital have become wholly owned subsidiaries of the Company, and MKD Taiwan has become a 62.36% owned subsidiary of the Company. A description of the organizational structure of the Company is included in the Form F-4 under the section titled “MKD’s Business—Corporate Structure and Reorganization” which is incorporated herein by reference.

D. Property, Plants and Equipment

Our corporate headquarters is located at 1st Floor, No. 6-2, Duxing Road, East District, Hsinchu Science Park, Hsinchu City, Taiwan. We also have a separate manufacturing facility at No. 3561 Linggongtang Road, Daqiao Town, Nanhu District, Jiaxing City, Zhejiang Province, PRC. Such properties are described in the Form F-4 in the sections titled “MKD’s Business—Our Manufacturing Facilities” and “MKD’s Business—Properties”, which are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reference is made to the section of the Form F-4 entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MKD,” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Form F-4 under the section titled “PubCo’s Directors and Executive Officers after the Business Combination” and is incorporated herein by reference.

B. Compensation

Information regarding the executive compensation of the Company’s executive officers and directors is included in the Form F-4 in the section titled “PubCo’s Directors and Executive Officers after the Business Combination—Compensation” which information is incorporated herein by reference.

C. Board Practices

Information regarding the Board of Directors of the Company subsequent to the Business Combination is included in the Form F-4 under the section titled “PubCo’s Directors and Executive Officers after the Business Combination” and is incorporated herein by reference.

D. Employees

Information regarding the employees of the Company is included in the Form F-4 under the section titled “MKD’s Business—Employees” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of the Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of Ordinary Shares as of August 1, 2024 by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Ordinary Shares;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options or warrants held by such person or entity were deemed outstanding if such securities are currently exercisable, or exercisable within 60 days of August 1, 2024. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The percentage of Ordinary Shares beneficially owned is computed on the basis of 16,788,342 Ordinary Shares outstanding on August 1, 2024, after giving effect to the Business Combination and the agreements described above, and including 6,036,875 Ordinary Shares issuable upon the exercise of outstanding warrants.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. To our knowledge, no Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Unless otherwise noted, the business address of each of our directors and officers is 1F, No. 6-2, Duxing Road, Hsinchu Science Park, Hsinchu City 300, Taiwan.

Name and Address of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Directors and Executive Officers of the Company:
Ming-Chia Huang (Chief Executive Officer and Chairman of the Board of Directors)	1,965,350	11.71%
Min-jie Cui (Chief Financial Officer)	-	-%
Ming-Chao Huang (Director)	1,151,606	6.86%
Chih-Hsiang Tang (Independent Director)	297,011	1.77%
Chung-Yi Sun (Independent Director) (1)	1,772,187	12.06%
Jung-Te Chang (Independent Director)	-	-%
All Executive Officers and Directors as a Group:	5,186,154	32.40%

Other 5% or more beneficial owners of the Company:
Cetus Sponsor LLC (1)	1,772,187	12.06%

(1) Representing 1,772,187 Ordinary Shares directly held by Cetus Sponsor LLC (the “Sponsor”). AWinner Limited is the sole manager and the majority member of the Sponsor. Chung-Yi Sun is the sole director and shareholder of AWinner Limited. In such capacity, Mr. Sun has voting and dispositive power over the securities that are held by the Sponsor. As a result, Mr. Sun may be deemed to have beneficial ownership of the securities held of record by the Sponsor. Cetus Sponsor LLC also holds 286,875 warrants of the Company, each exercisable to purchase one ordinary share of the Company at an exercise price of $11.50.

B. Related Party Transactions

Information regarding certain related person transactions is included in the Form F-4 under the section titled “Certain Relationships and Related Person Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

B. Significant Changes

A discussion of significant changes since December 31, 2023 is provided under Item 4 of this Report and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

Our ordinary shares and warrants are listed on Nasdaq under the symbols “MKDW” and “MKDWW,” respectively. Holders of our ordinary shares and warrants should obtain current market quotations for their securities.

Lock-ups

Information regarding the lock-up restrictions applicable to the Ordinary Shares is included in the Form F-4 under the section titled “The Business Combination Proposal—Additional Agreements Executed at the Signing of the Business Combination Agreement” and is incorporated herein by reference.

Warrants

Each Cetus Capital warrant outstanding and unexercised immediately prior to the closing of the Business Combination was converted into one Warrant of the Company that entitles the holder thereof to purchase one Ordinary Share. Upon the completion of the Business Combination, there were 6,036,875 Warrants outstanding. The Warrants, which entitle the holder to purchase one Ordinary Share at an exercise price of $11.50 per share, will expire five years after the completion of the Business Combination, on 5.00 p.m. New York time, on July 31, 2029, or earlier upon redemption or liquidation in accordance with their terms.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares and Warrants are listed on Nasdaq under the symbols “MKDW” and “MKDWW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As at the date of this report, the Company is authorized to issue a maximum of 100,000,000 shares of a par value of US$0.0001 each. As of August 1, 2024, subsequent to closing of the Business Combination, there were 16,788,342 Ordinary Shares outstanding. The Company also has 6,036,875 Warrants outstanding, each exercisable to purchase one Ordinary Share at a price of $11.50 per share. The Warrants will expire on 5.00 p.m. New York time, on July 31, 2029.

Information regarding our share capital is included in the Form F-4 under the section titled “Description of Pubco’s Securities” and is incorporated herein by reference.

B. Memorandum and Articles of Association

Information regarding certain material provisions of the Company’s amended and restated memorandum and articles of association in effect following the closing of the Business Combination is included in the Form F-4 under the section titled “The PubCo Charter Proposal” and Exhibit 3.2 thereof and is incorporated herein by reference.

C. Material Contracts

Except as described above under the heading “Explanatory Note”, information regarding certain material contracts is included in the Form F-4 under the sections titled “MKD’s Business” and “The Business Combination Proposal—Terms of the Business Combination—The Business Combination Agreement” and “The Business Combination Proposal—Additional Agreements Executed at the Signing of the Business Combination Agreement” and is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the British Virgin Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E. Taxation

Information regarding certain tax consequences of owning and disposing of Ordinary Shares and Warrants is included in the Form F-4 under the section titled “Material U.S. Federal Income Tax Consequences” and is incorporated herein by reference.

F. Dividends and Paying Agents

The Company has not paid any dividends to its shareholders. Following the completion of the Business Combination, the Company’s Board of Directors will consider whether or not to institute a dividend policy. The determination to pay dividends will depend on many factors, including, among others, the Company’s financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that the Company’s Board of Directors may deem relevant. The Company does not currently have a paying agent.

G. Statement by Experts

The consolidated financial statements of MKDWELL Limited as of and for each of the years ended December 31, 2023 and December 31, 2022 incorporated by reference herein have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm as stated in their report appearing therein, which includes an explanatory paragraph as to MKDWELL Limited’s ability to continue as a going concern described in Note 2 to the financial statements and are included herein in reliance on such report given upon the authority of Marcum Asia CPAs LLP as experts in accounting and auditing. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of MKDWELL Tech Inc. for the period from July 25, 2023 (inception) to December 31, 2023 incorporated by reference herein have been audited by Marcum Asia CPAs LLP, an independent registered public accounting firm as stated in their report appearing therein, which includes an explanatory paragraph as to MKDWELL Tech Inc.’s ability to continue as a going concern described in Note 2 to the financial statements and are included herein in reliance on such report given upon the authority of Marcum Asia CPAs LLP as experts in accounting and auditing. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Cetus Capital Acquisition Corp. as of December 31, 2023 and 2022, for the year ended December 31, 2023, and for the period from June 7, 2022 (inception) through December 31, 2022 incorporated by reference herein have been audited by MaloneBailey LLP, an independent registered public accounting firm, as set forth in their report, which includes an explanatory paragraph as to Cetus Capital’s ability to continue as a going concern described in Note 1 to the financial statements and are included in reliance on such report given upon such firm as experts in auditing and accounting.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Foreign exchange risk

Substantially all of MKD’s revenues and costs are denominated in Renminbi or in New Taiwan Dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although our exposure to foreign exchange risks is limited, the value of your investment in the Ordinary Shares will be affected by the foreign exchange rate between U.S. dollars and Renminbi or New Taiwan Dollars because the value of our business is effectively denominated in Renminbi or New Taiwan Dollars, while the Ordinary Shares will trade in U.S. dollars.

The value of Renminbi against U.S. dollars is subject to changes by the central government policies and to international economic and political developments, among other things. It remains unclear what fluctuations may occur in the future. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and the Renminbi may appreciate or depreciate significantly against the U.S. dollar in the future.

If we need to convert the U.S. dollars for our operations, appreciation of the Renminbi against the U.S. dollar would adversely affect the Renminbi amount we receive from the conversion. Conversely, if we were to convert Renminbi generated from our operations into U.S. dollars to pay dividends on the Ordinary Shares or for other purposes, appreciation of the Renminbi against the U.S. dollar would increase the U.S. dollar amount we receive from the conversion.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used derivative financial instruments to manage its interest risk exposure. However, we could be exposed to material risks due to changes in market interest rate in the future.

We may invest in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. The fair market value of fixed-rate securities may decrease due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information pertaining to the Warrants is described in the Form F-4 under the section titled “Description of Pubco’s Securities—PubCo Warrants.”

Following the closing of the Business Combination, on August 1, 2024, the Company had 16,788,342 ordinary shares of par value $0.0001 each (the “Ordinary Shares”) and 6,036,875 warrants each to purchase one Ordinary Share (the “Warrants”) outstanding.  The Warrants will expire on 5.00 p.m. New York time, on July 31, 2029.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The audited financial statements of Cetus Capital as of and for the years ended December 31, 2023 and 2022 at pages F-21 to F-40 of the Form F-4, the unaudited financial statements of Cetus Capital as of March 31, 2024 and for the three months ended March 31, 2024 and 2023 at pages F-2 to F-20 of the Form F-4 are incorporated herein by reference.

The audited consolidated financial statements of MKDWELL Limited as of and for the years ended December 31, 2023 and 2022 at pages F-41 to F-68 of the Form F-4 are incorporated herein by reference.

The audited consolidated financial statements of MKDWELL Tech Inc. as of December 31, 2023 and for the period from July 25, 2023 (inception) through December 31, 2023 at pages F-69 to F-74 of the Form F-4 are incorporated herein by reference.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Amended and Restated Memorandum and Articles of Association of MKDWELL Tech Inc., as currently in effect.

2.1	Specimen Ordinary Share Certificate of MKDWELL Tech Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

2.2	Specimen Warrant Certificate of MKDWELL Tech Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

2.3	Warrant Agreement between Continental Stock Transfer & Trust Company and Cetus Capital Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Cetus Capital Acquisition Corp. with the Securities & Exchange Commission on February 3, 2023).

2.4*	Warrant Assignment Agreement between MKDWELL Tech Inc., between Continental Stock Transfer & Trust Company and Cetus Capital Acquisition Corp. dated July 31, 2024.

4.1	Business Combination Agreement, dated as of June 20, 2023, by and among Cetus Capital Acquisition Corp., MKD Technology, Inc., MKDWELL Limited and Ming-Chia Huang (included as Annex A-1 to the Form F-4) (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

4.2	First Addendum to the Business Combination Agreement, dated as of July 31, 2023 (included as Annex A-2 to the Form F-4) (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

4.3	Second Addendum to the Business Combination Agreement, dated as of August 10, 2023 (included as Annex A-3 to the Form F-4) (incorporated by reference to Exhibit 2.3 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

4.4	Third Addendum to the Business Combination Agreement, dated as of November 19, 2023 (included as Annex A-4 to the Form F-4) (incorporated by reference to Exhibit 2.4 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

4.5	Fourth Addendum to the Business Combination Agreement, dated as of February 1, 2024 (included as Annex A-5 to the Form F-4) (incorporated by reference to Exhibit 2.5 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

4.6	Fifth Addendum to the Business Combination Agreement, dated as of April 30, 2024 (included as Annex A-6 to the Form F-4) (incorporated by reference to Exhibit 2.6 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

4.7	Sixth Addendum to the Business Combination Agreement, dated as of June 30, 2024 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cetus Capital Acquisition Corp. with the Securities & Exchange Commission July 3, 2024).

4.8*	Lock-Up Agreement between MKDWELL Tech Inc. and certain insiders dated July 31, 2024.

4.9*	Amended and Restated Registration Rights Agreement dated July 31, 2024.

4.10	Form of MKDWELL Tech Inc. 2024 Share Incentive Plan (included as Annex C to the Form F-4) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

4.11	Letter Agreement among Cetus Capital Acquisition Corp. and its officers, directors, Cetus Sponsor LLC and EF Hutton (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cetus Capital Acquisition Corp. with the Securities & Exchange Commission February 3, 2023).

4.12	Satisfaction and Discharge of Indebtedness Agreement among Cetus Capital Acquisition Corp., MKDWELL Tech Inc., EF Hutton LLC and others dated April 24, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cetus Capital Acquisition Corp. with the Securities & Exchange Commission on April 30, 2024).

4.13	Securities Purchase Agreement dated as of July 24, 2024 by and among MKDWELL (Jiaxing) Electronic Technology Ltd., MKDWELL Tech Inc. and the investor identified on the signature page thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cetus Capital Acquisition Corp. with the Securities & Exchange Commission on July 30, 2024).

4.14	Form of Convertible Promissory Note to be issued by MKDWELL (Jiaxing) Electronic Technology Ltd. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Cetus Capital Acquisition Corp. with the Securities & Exchange Commission on July 30, 2024).

8.1	List of subsidiaries of MKDWELL Tech Inc. (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

11.1*	Code of Conduct and Business Ethics.

15.1*	Consent of Marcum Asia CPAs LLP, independent registered public accounting firm to MKDWELL Tech Inc.

15.2*	Consent of Marcum Asia CPAs LLP, independent registered public accounting firm to MKDWELL Limited

15.3*	Consent of MaloneBailey LLP, independent registered public accounting firm to Cetus Capital Acquisition Corp.

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

MKDWELL TECH INC.

August 15, 2024	By:	/s/ Ming-Chia Huang
	Name:	Ming-Chia Huang
	Title:	Chief Executive Officer (Principal Executive Officer)

/s/ Min-jie Cui
Name:	Min-jie Cui
Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

