Form 20-F
period 2025-12-31
MKDWELL Tech Inc.
filed 2026-04-30
CIK 1991332

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

Tel: +886-3-5781899

Email: csr@mkd.com.tw

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares with no par value	MKDW	The Nasdaq Stock Market LLC
Warrants to purchase ordinary shares	MKDWW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: On December 31, 2025, the issuer had 141,039,933 ordinary shares, 8,231,000 class A preferred shares and 6,036,875 warrants issued and outstanding. Following a 1-for-30 reverse stock split, as of April 22, 2026, the issuer had 4,198,442 ordinary shares, 274,366 class A preferred shares and 6,036,875 warrants issued and outstanding.

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

“2026 Plan” or “2026 Incentive Plan” means the MKDWELL Tech Inc. 2024 Equity Incentive Plan of the Company.

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

ii

“November 2024 Convertible Note” means the convertible note issued by the Company dated November 26, 2024 with the principal amount of $1,851,000 to Streeterville Capital LLC.

“November 2024 SPA” means the securities purchase agreement dated November 26, 2024 between the Company and Streeterville Capital LLC.

“Ordinary Shares” means, the ordinary shares of the Company with no par value.

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

“Warrants” means warrants of the Company, each exercisable to purchase Ordinary Shares at an exercise price of $345.00 per share, subject to adjustment in accordance with the Warrant terms.

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

MKD may be unable to keep up with changes in vehicle technology and, as a result, MKD’s competitiveness may suffer. Developments in technologies, such as vehicle control systems, fatigue identification systems, wireless charging, among other technologies, may materially and adversely affect MKD’s business and prospects in ways not currently anticipated. Existing and other technologies may emerge as customers’ preferred alternative to MKD’s products. Any failure by MKD to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay MKD’s development and introduction of new and enhanced technologies, which could result in the loss of competitiveness of MKD’s technologies, decreased revenue, and a loss of market share to competitors. MKD’s research and development efforts may not be sufficient to adapt to changes in vehicle technologies. MKD’s vehicle technologies may not compete effectively with others in the industry if it is not able to source and integrate the latest technology into MKD’s products. Additionally, the introduction and integration of new technologies into MKD’s products may increase MKD’s costs and capital expenditures required for the production and manufacture of technologies and, if MKD is unable to cost efficiently implement such technologies or adjust MKD’s manufacturing operations, MKD’s business, prospects, financial condition, results of operations, and cash flows would be materially and adversely affected.

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

In recent years, worldwide semiconductor industry sales have tracked the impact of the financial crisis, subsequent recovery and persistent economic uncertainty. Volatile and/or uncertain economic conditions, including inflation and interest rate fluctuations, can adversely impact sales and profitability and make it difficult to plan MKD’s future business activities. The rapid spread of COVID-19 in China dampened growth in 2022, but the gradual recovery from the pandemic and China’s reopening may pave the way for a gradual recovery. However, China’s recovery is slow, in part as a result of unresolved real estate problems, with negative cross-border spillovers. The U.S. Federal Reserve’s interest rate policies, the slowdown in the Chinese economy, and youth unemployment rate in China have all contributed to negatively affect the macroeconomic environment in which MKD operates. MKD’s management believes that such macro-economic trends have contributed to the slowdown in demand for its products and the financial underperformance of MKD in 2025 and 2024.

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

Risks Related to the Company’s Securities

Our dual-class voting structure will have the effect of concentrating voting control with holders of Class A Preferred Shares, which will limit the ability of our other investors to influence corporate matters, including the election of directors and the approval of any change of control transaction.

Our authorized and issued ordinary shares divide into Ordinary shares and Class A Preferred Shares. Holders of Ordinary Shares are entitled to one vote per share, while holders of Class A Preferred Shares are entitled to one hundred votes per share. Holders of Class A Preferred Shares will have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association and approval over any change of control transactions.

As a result of the dual-class share structure and the concentration of ownership, holders of Class A Preferred Shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. Mr. Ming-Chia Huang, the Company’s CEO, beneficially owns all of our Class A Preferred Shares. As of April 22, 2026, these Class A Preferred Shares constitutes approximately 86.9% of the aggregate voting power of our total issued and outstanding shares due to the disparate voting powers associated with our dual-class share structure. As such, Mr. Ming-Chia Huang will have sufficient voting power to determine the outcome with respect to elections of directors, amendments to our Memorandum and Articles of Association that are subject to a shareholder vote, increases to the number of shares available for issuance under our equity incentive plans or adoption of new equity incentive plans, and approval of any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring stockholder approval for the foreseeable future.

We cannot predict the effect our dual-class structure may have on the market of the Ordinary Shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Ordinary Shares, in adverse publicity, or in other adverse consequences. Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, our dual-class share structure may prevent the inclusion of our Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Ordinary Shares. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Ordinary Shares less attractive to other investors. As a result, the market price of our Ordinary Shares could be adversely affected.

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

As a foreign private issuer, the Company will be exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (1) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) the sections of the Exchange Act requiring major shareholders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (4) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

The Company will be an “emerging growth company” as defined in the JOBS Act, and it will remain an “emerging growth company” until the earliest to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of its de-SPAC business combination, (b) in which the Company has total annual gross revenue of at least $1.235 billion or (c) in which the Company is deemed to be a large accelerated filer, which means the market value of the Company’s Shares held by non-affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (2) the date on which the Company issued more than $1.0 billion in non-convertible debt during the prior three-year period. It is expected that the Company will take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that the Company’s independent registered public accounting firm provide an attestation report on the effectiveness of the Company’s internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

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

Furthermore, even after the Company no longer qualifies as an “emerging growth company,” as long as the Company continues to qualify as a foreign private issuer under the Exchange Act, the Company will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring major shareholders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, the Company will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

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

The Company’s Amended and Restated Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of the Company or cause the Company to engage in change-of-control transactions. These provisions could have the effect of depriving the Company’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of the Company in a tender offer or similar transaction. For example, the Company’s Board will have the authority, subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more classes or series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with the Company’s Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. If the Company’s Board decides to issue preferred shares, the price of the ordinary shares of the Company may fall and the voting and other rights of the holders of the ordinary shares of the Company may be materially and adversely affected.As of the date of this annual report, the Company had 274,366 Class A preferred shares issued and outstanding, all of which are held by the Company’s CEO Mr. Ming-Chia Huang, with each preferred share entitling the holder to exercise one hundred votes at a shareholder meeting.

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

On November 26, 2024, the Company entered into a securities purchase agreement with Streeterville Capital, LLC, a Utah limited liability company (“Streeterville”), pursuant to which the Company issued to Streeterville an unsecured promissory note, on November 26, 2024, in the principal amount of $1,851,000 (the “Note”), convertible into Ordinary Shares, for a purchase price of $1,700,000. As part of the consideration for entering into the securities purchase agreement, the Company will issue a total of 1,800,000 Ordinary Shares (the “Pre-Delivery Shares”) to the Investor. Upon full repayment of the Note, the Company has the right to repurchase the Pre-Delivery Shares at the price of $0.0001 per share. Pursuant to the securities purchase agreement, within forty-five (45) days of the closing date, the Company will file a registration statement on Form F-1 (the “Registration Statement”) with the SEC to register the Streeterville’s resale of conversion shares and Pre-Delivery Shares. The Note bears interest at a rate of 7% per annum. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the purchase price of the Note is delivered by the Investor to the Company. The Note includes an original issue discount of $136,000 along with $15,000 for the Investor’s legal fees, accounting costs, due diligence, monitoring, and other transaction costs incurred in connection with the purchase and sale of the Note. The Company may prepay all or a portion of the Note at any time by paying 110% of the outstanding principal balance elected for pre-payment. Streeterville has the right at any time beginning on the earlier of (a) the date that is six months after the purchase price of the Note is delivered by Streeterville to the Company, and (b) the effective date of the registration statement on Form F-1 to register the Streeterville’s resale of conversion shares and Pre-Delivery Shares, until the outstanding balance has been paid in full, at its election, to convert all or any portion of the outstanding balance into Ordinary Shares at a conversion price equal to 80% of the lowest volume weighted average price measured during the period of ten (10) trading days prior to the conversion, subject to the restriction of the floor price as described below. The Note contains a floor price of $0.178 for the possible future conversions into Ordinary Shares. In the event a conversion notice is delivered where the conversion price is less than the floor price, the Company may satisfy the conversion by payment of the applicable conversion amount multiplied by 110% in cash within two trading days, or alternatively, the Company may reduce the floor price (subject to applicable Nasdaq rules and regulations) to a price at or below the conversion price and deliver the applicable conversion shares. Upon the occurrence of a Trigger Event, Streeterville shall have the right to increase the balance of the Note by 15% for Major Trigger Event and 10% for Minor Trigger Event. In addition, the Note provides that upon the occurrence of an Event of Default, the interest rate shall accrue on the outstanding balance at the rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law. The Convertible Note Financing closed on December 9, 2024. The Company received an aggregate purchase price of $1,700,000.On March 3, 2025, the Company entered into a Standstill Agreement with Streeterville with respect to the Note. On May 13, 2025, the Company and Streeterville entered into an amendment to the Note that revised the “Conversion Price” under the Note. On December 2, 2025, the Company and Streeterville entered into a Forbearance and Standstill Agreement pursuant to which Streeterville temporarily forbore from exercising enforcement rights, and which extended the Note’s maturity date. On March 27, 2026, the Company exercised its right and made early prepayment of all outstanding balances under the Note.

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

On March 19, 2025, the Company entered into three separate debt conversion agreements (the “Debt Conversion Agreements”) with three creditors of the Company, being Mr. Ming-Chia Huang, a director and the chief executive officer of the Company, Ms. Ya-Hui Wu, the spouse of Mr. Huang, and AWinner Limited, which is controlled by Mr. Chung-Yi Sun, a director of the Company, to convert such debts owed into equity of the Company. Among these, (i) an amount of $823,100 owed to Mr. Ming-Chia Huang will be converted into 8,231,000 new ordinary shares of the Company, which will be redesignated into 8,231,000 new Class A preferred shares, each having the right to 100 votes at a meeting of the shareholders of the Company or on any resolution of shareholders, subject to approval by shareholders of the Company by an ordinary resolution (with shareholder approval having being obtained as of May 20, 2025); (ii) an amount of $550,000 owed to Ms. Ya-Hui Wu will be converted into 5,500,000 new ordinary shares of the Company; and (iii) an amount of $1,110,000 owed to AWinner Limited will be converted into 11,100,000 new ordinary shares of the Company.

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

On May 20, 2025, the amendment and restatement of the Memorandum and Articles (the “Amended and Restated Memorandum and Articles of Association”) to (1) designate the rights of the Class A Preferred Shares and (2) implement certain administrative changes to streamline the Company’s notice provision was approved by the Company’s shareholders at the Meeting. A copy of the Amended and Restated Memorandum and Articles of Association has been incorporated by reference into this Form 20-F as Exhibit 1.3. In accordance with the debt conversion agreement dated March 19, 2025 with Ming-Chia Huang, the director and chief executive officer of the company, 8,231,000 ordinary shares issued to Ming-Chia Huang has been redesignated to 8,231,000 Class A preferred shares.

On December 21, 2025, the Company entered into Stock Repurchase Agreements (the “Repurchase Agreement”) with certain shareholders, pursuant to which Company has agreed to repurchase an aggregate of 34,580,000 ordinary shares, par value $0.0001 per share, at a price of US$0.203 per share, for an aggregate purchase price of approximately US$7,019,740, through a privately negotiated transaction. The purchase price represents the average closing price of the Company’s ordinary shares over twelve (12) trading days immediately preceding December 16, 2025, after excluding the highest and lowest closing prices. A copy of the Form of the Repurchase Agreement has been incorporated by reference into this Form 20-F as Exhibit 4.24.

On January 26, 2026, the Company filed an amended and restated memorandum and articles of association (the “A&R M&A”) with the BVI Registry of Corporate Affairs to effectuate (i) the redesignation of the par value of the (1) ordinary shares (the “Ordinary Shares”) of US$0.0001 par value each; (2) class A preferred shares of US$0.0001 par value each (the “Class A Preferred Shares”); (3) class B preferred shares of US$0.0001 par value each; (4) class C preferred shares of US$0.0001 par value each; (5) class D preferred shares of US$0.0001 par value each; and (6) class E preferred shares of US$0.0001 par value each in the Company to no par value (the “Redesignation”); and (ii) following the Resignation, a share combination on its Ordinary Shares and the Class A Preferred Shares on a thirty-to-one basis (the “Share Combination”). The Redesignation and the Share Combination took effect at 9:00 a.m., Eastern Time, on January 26, 2026. As a result of the Share Combination, the number of issued Ordinary Shares was reduced from 141,039,933 shares to approximately 4,701,369 shares, and the number of Ordinary Shares outstanding was reduced from 106,459,933 to approximately 3,548,702 shares, which includes 38 participant-level round-up shares issued. No fractional shares were issued in connection with the Share Combination and fractional amounts were rounded up to the nearest whole number at the participant level. A copy of the A&R M&A has been incorporated by reference into this Form 20-F as Exhibit 1.4.

Additionally, on January 26, 2026, proportionate adjustments were made, based on the thirty-to-one ratio, to (i) the number of ordinary shares issuable upon exercise of the Company’s outstanding warrants to purchase one ordinary share (the “Warrants”), including a proportional decrease in the number of ordinary shares issuable upon exercise of each Warrant and a corresponding proportional increase in the exercise price of each Warrant, (ii) the conversion price of the Company’s outstanding convertible promissory note, which was proportionately increased, and (iii) the number of ordinary shares issuable upon conversion of the right.

Previously on February 10, 2025, the Company received written notice from Nasdaq that the bid price of its ordinary shares had closed at less than $1.00 per share over the previous 30 consecutive business days, and, as a result, it did not comply with Nasdaq Listing Ruel 5450(a)(1). On February 24, 2026, the Company received a written notice from Nasdaq stating that, Nasdaq has determined that for the last 20 consecutive business days from January 26, 2026 to February 23, 2026, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and this matter is now closed.

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

B. Business Overview

Overview

MKD uses artificial intelligence of things (“AIoT”) technology to bring comfort and safety to travelers, leading to a more intelligent future of travel. Our mission is to use AIoT technology to enable Intelligent, Secure, and Comfortable driving to make life on the road more colorful. MKDWELL Tech Inc., or the Company, is a business company incorporated in the BVI as a holding company. The Company’s Ordinary Shares are listed on the Nasdaq Capital Market, and the Company’s Warrants are listed on the Nasdaq Capital Market. Following the completion of the Company’s Business Combination with Cetus Capital, the business of the Company is conducted through its main operating subsidiaries, which are MKD Taiwan, based in Hsinchu, Taiwan, and MKD Jiaxing and MKD Shanghai, based in Mainland China.

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

Our Customers

Our customers primarily include (i) recreational vehicle (RV) manufacturers; (ii) logistics vehicle team management and logistics cloud management platform companies; (iii) automobile manufacturers, and (iv) industrial and consumer electronics manufacturers. For the year ended December 31, 2025, we had approximately 44 customers and the revenues generated from our ten largest customers represented approximately 87.8% of our revenues for the same period. For the year ended December 31, 2024, we had approximately 32 customers and the revenues generated from our ten largest customers represented approximately 85% of our revenues for the same period.

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

Research and Development

We have a dedicated research and development team responsible for the design and development of our products. For the years ended December 31, 2025 and 2024, our research and development expenses were mainly incurred for the salaries of R&D personnel, as well as direct materials and expenditure used for product research and development, particularly for new product development.

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

Cash Transfers And Distributions in the Group

Cash may be transferred between the Company and its subsidiaries in the following manner: (1) funds may be transferred to the Company’s subsidiaries from the Company or intermediate holding companies in the Group as needed in the form of capital contribution or shareholder loans; (2) dividends or other distributions may be paid by the Company’s subsidiaries to the Company or any intermediate holding company; and (3) the Company’s subsidiaries may lend to and borrow from each other from time to time for business operation purposes. The Company and its subsidiaries are permitted under PRC laws and regulations to provide funding to the Company’s PRC subsidiaries in the form of loans or capital contributions, provided that the applicable governmental registration and approval requirements are satisfied. Cash proceeds raised from financings conducted outside of China, may be transferred to the Company’s PRC subsidiaries via capital contribution or shareholder loans.

For the past three fiscal years ended December 31, 2025 and up to March 31, 2026, no dividends or distributions were made to U.S. investors.

For the year ended December 31, 2023, within the MKD group (based on the currency conversion rates of 1 USD to 7.08 CNY; 1 USD to 31.1525 NTD):

●	MKD Jiaxing made payments for goods of a total sum of $464,952 to MKD Taiwan and $840,183 to MKD Shanghai.

●	MKD Shanghai made payments for goods of a total sum of $319,273 to MKD Jiaxing.

●	MKD Taiwan provided working capital loans of $20,843 to MKD BVI.

●	MKD BVI provided working capital loans of $360,000 to MKD Taiwan.

●	MKD Taiwan repaid a working capital loan in the amount of $360,000 to MKD BVI.

●	MKD Shanghai provided working capital loans of $96,041 to MKD Jiaxing.

●	MKD Jiaxing repaid a working capital loan in the amount of $56,495 to MKD Shanghai.

For the year ended December 31, 2024, within the MKD group (based on the currency conversion rates of 1 USD to 7.20 CNY; 1 USD to 32.1064 NTD):

●	MKD Taiwan made payments for goods of a total sum of $268,050 to MKD Jiaxing.

●	MKD Jiaxing provided working capital loans in the amount of $2,602,943 to MKD Shanghai.

●	MKD Shanghai provided working capital loans in the amount of $1,988,688 to MKD Jiaxing.

●	MKD Taiwan provided working capital loans of $403,000 to MKD BVI.

●	MKD Jiaxing provided a working capital loan in the amount of $250,000 to MKD BVI.

●	MKD Shanghai repaid working capital loans in the amount of $2,602,943 to MKD Jiaxing.

●	MKD Jiaxing repaid working capital loans in the amount of $1,988,688 to MKD Shanghai.

●	MKD BVI repaid a working capital loan in the amount of $50,000 to MKD Taiwan.

●	MKD Taiwan provided working capital loans of $24,000 to MKDWELL Tech Inc.

For the year ended December 31, 2025, within the MKD group (based on the currency conversion rates of 1 USD to 7.19 CNY; 1 USD to 31.1663 NTD):

●	MKD Taiwan made payments for goods of a total sum of $445,467 to MKD Jiaxing.

●	MKD Jiaxing provided working capital loans in the amount of $497,003 to MKD Shanghai.

●	MKD Shanghai provided working capital loans in the amount of $668,435 to MKD Jiaxing.

●	MKDWELL Tech Inc. provided working capital loans of $230,180 to MKD Taiwan.

●	MKDWELL Tech Inc repaid a working capital loan in the amount of $177,000 to MKD Taiwan.

●	MKD Taiwan provided working capital loans of $12,137 to MKDWELL Tech Inc.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.	Operating Results

You should read the following discussion and analysis of the financial condition and results of operations of the Company in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors detailed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

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

Major Factors Affecting Our Results of Operations

Market demand and supply

The automotive industry market we are in is continuing to incorporate electronics into motor vehicles. From traditional automotive electronics, gasoline-electric hybrid vehicles to new energy vehicles, most automotives these days are inseparable from automotive electronics. For both new automotives or current in-use automotives, both the pre-installation market and the after-market can offer immense market opportunities and development potential. However, the competition in the automotive electronics industry has intensified, with the emergence of homogeneous suppliers and the participation of automobile factory joint ventures. Chip supply and component shortages have also disrupted the global supply chain and cost of raw materials has risen to cause great difficulty in satisfying the demand for automotive products. Our sales performance may thus be affected due to the above-mentioned trends. To address this intensifying market competition, we have actively explored new business areas, added new smart home product categories, and initiated corresponding research and development activities.

While supply chains relating to certain industries, especially the semiconductor and chip-making sector, have been disrupted in recent years due to the Russo-Ukraine war, MKD has not been directly affected by supply chain disruptions brought about by such factors, or by the restrictions under the Uyghur Forced Labor Prevention Act. MKD’s operations do not require industrial input from Russian, Ukraine or Uyghur suppliers. MKD has not experienced significant supply chain disruptions that have materially affected its business operations in the past two years and does not expect any such disruptions in the short term. Nevertheless, MKD’s management believes that if such disruptions do arise in the future, especially as it pertains to the supply of integrated circuits, passive components and metals, which are used in MKD’s production processes, such developments may have a material adverse impact on MKD’s operations. As such, MKD is mindful of the need to mitigate the impact of any such disruptions, including to maintain a wide network of current and potential suppliers to whom MKD can look to in the event alternative sources are required.

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

Results of operations

Comparison of Results of Operations for the years ended December 31, 2024 and 2025

The following table sets forth a summary of our audited consolidated results of operations for the periods indicated. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this Annual Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the years ended December 31,		Change
	2024	2025	Amount	%
	US$	US$	US$

Revenue	$1,998,971	$3,030,680	$1,031,709	51.6%
Cost of revenues	$(1,833,300)	$(2,842,249)	$(1,008,949)	55.0%
Gross profit	165,671	188,431	22,760	13.7%

Operating expenses
Selling and marketing expenses	(232,122)	(265,803)	(33,681)	14.5%
General and administrative expenses	(2,051,999)	(1,592,259)	459,740	-22.4%
Research and development expenses	(705,680)	(998,671)	(292,991)	41.5%
Total operating expenses	(2,989,801)	(2,856,733)	133,068	-4.5%

Loss from operations	(2,824,130)	(2,668,302)	155,828	-5.5%

Other loss
Interest expenses, net	(398,036)	(548,514)	(150,478)	37.8%
Other income, net	65,171	65,317	146	0.2%
Total other loss	(332,865)	(483,197)	(150,332)	45.2%

Loss before income tax expense	(3,156,995)	(3,151,499)	5,496	-0.2%
Income tax expense	-	-	-	-
Net loss	$(3,156,995)	$(3,151,499)	$5,496	-0.2%

Revenues

Our revenues consist of (i) sales of manufactured electronic products, (ii) commissioned processing service, (iii) rental income and (iv) others. Others mainly consist of electricity and technical services revenues.

Our breakdown of revenues for the years ended December 31, 2024 and 2025 are summarized as below:

	For the years ended December 31,		Change
	2024	2025	Amount	%
	US$	US$	US$

By revenue type
Sales of manufactured electronic products	$1,318,521	$2,650,399	$1,331,878%	101.0%
Commissioned processing service	382,146	349,753	(32,393)	-8.5%
Rental income	177,593	25,021	(152,572)	-85.9%
Others	120,711	5,507	(115,204)	-95.4%
Total	$1,998,971	$3,030,680	$1,031,709%	51.6%

Our total revenues increased by US$1.03 million, or 51.6% from US$2.00 million for the year ended December 31, 2024 to US$3.03 million for the year ended December 31, 2025, primarily attributable to the increase of sales of manufactured electronic products.

Revenues from our sales of manufactured electronic products increased by US$1.33 million, or 101.0%, from US$1.32 million for the year ended December 31, 2024 to US$2.65 million for the year ended December 31, 2025, which was primarily driven by a significant expansion in order size and total transaction amount, which stemmed from formal in-depth long-term cooperation agreements executed with our existing customers (with whom we have established historical business relationships prior to 2025) during the fiscal year 2025.

Revenues from our commissioned processing service slightly decreased by US$0.03 million, or 8.5%, from US$0.38 million for the year ended December 31, 2024 to US$0.35 million for the year ended December 31, 2025, which was primarily attributable to the Company’s strategic focus of more resources on the sales of manufactured electronic products, in a bid to expand our overall sales scale.

Rental income decreased by US$0.15 million, or 85.9%, from US$0.18 million for the year ended December 31, 2024 to US$0.03 million for the year ended December 31, 2025, which was mainly due to the expiration of lease contract at the end of 2024, resulting a decrease of rental income for the year ended December 31, 2025.

Revenues from others decreased by US$0.12 million, or 95.4%, from US$0.12 million for the year ended December 31, 2024 to US$5 thousand for the year ended December 31, 2025, which was mainly due to reduced electricity demand from lessees, which is in related to the termination of lease contract at the end of 2024.

Cost of revenues

Cost of revenues consists primarily of (i) purchase of electronic materials, (ii) payroll, (iii) depreciation and other costs related to the business operation, (iv) inventories write-down.

Our cost of revenues increased by US$1.01 million, or 55.0% from US$1.83 million for the year ended December 31, 2024 to US$2.84 million for the year ended December 31, 2025, which was primarily attributable to the increased sales orders to new and deepened cooperated customers.

Gross profit and gross profit margin

Gross profit represents our revenues less cost of revenues. Gross profit margin represents our gross profit as a percentage of our revenues.

Gross profit increased by US$0.02 million, or 13.7% from US$0.17 million for the year ended December 31, 2024 to US$0.19 million for the year ended December 31, 2025, and gross profit margin decrease from 8.3% to 6.2% for the year ended December 31, 2025, primarily due to reduced profitability on sales to our major customers, despite a significant increase in their order volume during the year ended December 31, 2025.

Selling expenses

Selling expenses primarily consist of: (i) salaries and benefits for sales personnel, (ii) freight expenses, (iii) rental and depreciation allocated to selling department, (iv) certain other expenses.

Our selling expenses increased by US$0.04 million, or 14.5% from US$0.23 million for the year ended December 31, 2024 to US$0.27 million for the year ended December 31, 2025, which was primarily attributable to two factors: (1) incremental compensation expenses from the addition of a Sales Director; and (2) higher sales sample costs for customer and business.

General and administrative expenses

General and administrative expenses primarily consist of: (i) professional service fees; (ii) salaries and benefits for general and administrative personnel, (iii) rental and depreciation allocated to general and administrative department, and (iv) other corporate expenses.

Our general and administrative expenses decreased by US$0.46 million, or 22.4% from US$2.05 million for the year ended December 31, 2024 to US$1.59 million for the year ended December 31, 2025, which was primarily attributable to the reduction in year-end bonuses and salaries of management personnel, as well as a significant decline in listing-related expenses in FY2025 following the completion of the Company’s De-SPAC transaction in FY2024.

Research and development expenses

Research and development expenses primarily include (i) salaries and benefits for research and development personnel, (ii) material and supplies expenses in relation to research and development activities, (iii) rental and depreciation allocated to the research and development department, (iv) certain other expense.

Our research and development expenses increased by US$0.29 million, or 41.5% from US$0.71 million for the year ended December 31, 2024 to US$1.00 million for the year ended December 31, 2025. The increase was primarily driven by a US$0.21 million concentrated investment in the first half of 2025 to develop a supporting mobile app and IoT system, aimed at boosting product competitiveness and sales.

Interest expenses, net

Interest expenses, net consists of interest expenses for bank borrowings and financing through sales and lease back, and interest income earned on cash deposits in banks.

Our net interest expenses increased by US$0.15 million, or 37.8%, from US$0.40 million for the fiscal year ended December 31, 2024 to US$0.55 million for the fiscal year ended December 31, 2025. This increase was in line with the expansion of our outstanding loan balance as of December 31, 2025.

Other income, net

Other income, net consists of government subsidies, foreign currency exchange gain or loss, and others.

For the years ended December 31, 2024 and 2025, there was no material change in the Company’s other income, net.

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

Net loss

As a result of the foregoing, our net loss decreased by 5 thousand, or 0.2% from US$3.16 million for the year ended December 31, 2024 to US$3.15 million for the year ended December 31, 2025.

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

	For the years ended December 31,		Change
	2023	2024	Amount	%
	US$	US$	US$
Revenues	$3,670,722	$1,998,971	$(1,671,751)%	-45.5%
Cost of revenues	(2,996,990)	(1,833,300)	1,163,690	-38.8%
Gross profit	673,732	165,671	(508,061)	-75.4%

Operating expenses:
Selling expenses	(241,573)	(232,122)	9,451	-3.9%
General and administrative expenses	(1,491,966)	(2,051,999)	(560,033)	37.5%
Research and development expenses	(780,050)	(705,680)	74,370	-9.5%
Total operating expenses	(2,513,589)	(2,989,801)	(476,212)	18.9%

Loss from operations	(1,839,857)	(2,824,130)	(984,273)	53.5%

Other loss
Interest expenses, net	(244,434)	(398,036)	(153,602)	62.8%
Other income, net	16,230	65,171	48,941	301.5%
Total other loss	(228,204)	(332,865)	(104,661)	45.9%

Loss before income tax expense	(2,068,061)	(3,156,995)	(1,088,934)	52.7%
Income tax expense	-	-	-
Net loss	$(2,068,061)	$(3,156,995)	$(1,088,934)	52.7%

Revenues

Our revenues consist of (i) sales of manufactured electronic products, (ii) commissioned processing service, (iii) rental income and (iv) others. Others mainly consist of electricity revenues.

Our breakdown of revenues for the years ended December 31, 2023 and 2024 are summarized as below:

	For the years ended December 31,		Change
	2023	2024	Amount	%
	US$	US$	US$
By revenue type
Sales of manufactured electronic products	$2,329,491	$1,318,521	$(1,010,970)%	-43.4%
Commissioned processing service	942,626	382,146	(560,480)	-59.5%
Rental income	267,591	177,593	(89,998)	-33.6%
Others	131,014	120,711	(10,303)	-7.9%
Total	$3,670,722	$1,998,971	$(1,671,751)	-45.5%

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

GOING CONCERN

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net losses of US$2.07 million, US$3.16 million and US$3.15 million for the years ended December 31, 2023, 2024 and 2025, respectively. Net cash used in operating activities were US$1.32 million, US$3.11 million and US$1.19 million for the years ended December 31, 2023, 2024 and 2025, respectively. During the year ended December 31, 2025, the Company received US$10.0 million in shareholder capital contribution, which was invested in time deposit with restriction in use. As of December 31, 2025, our accumulated deficits were US$16.30 million, with a working capital surplus of US$2.37 million. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$

Net cash used in operating activities	$(1,323,384)	$(3,112,605)	$(1,191,664)
Net cash used in investing activities	(1,297,701)	(834,937)	(10,410,677)
Net cash provided by financing activities	3,135,961	3,582,030	10,731,899
Effect of exchange rate changes	(7,456)	34,814	325,600
Net change in cash and cash equivalents	507,420	(330,698)	(544,842)
Cash and cash equivalents, beginning of the year	417,008	924,428	593,730
Cash and cash equivalents, end of the year	$924,428	$593,730	$48,888

Operating activities

For the year ended December 31, 2025, our net cash used in operating activities was US$1.19 million. This net cash outflow was primarily driven by our net loss of US$3.15 million for the period and an US$0.19 million increase in accounts receivable, net and notes receivables, partially offset by (i) non-cash adjustments, net of US$1.00 million, primarily consisting of depreciation and amortization and other non-cash items; as (ii) an US$0.77 million increase in accrued expenses and other current liabilities, primarily due to increases in the outstanding balances of payroll and welfare payables, VAT payables and other miscellaneous payables; (iii) a US$0.37 million increase in accounts payable, primarily due to the combined effect of the Company’s higher purchase volumes and related payments not yet due.

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

Investing activities

For the year ended December 31, 2025, our net cash used in investing activities was US$10.41 million, which was primarily driven by net cash outflows of US$10.44 million for purchases of time deposits and US$0.53 million for purchases of property and equipment, partially offset by a US$0.50 million cash inflow from the repayment of third-party loans.

For the year ended December 31, 2024, our net cash used in investing activities was US$0.83 million, which was primarily attributable to (i) the amount of US$0.50 lent to a shareholder who holds less than 5% share interest of the Company, (ii) the amount of US$0.30 lent to Cetus Sponsor LLC for the payment of extension application fee for business combination between the Company and Cetus Capital and (iii) the payment of US$0.03 million for purchase of equipment for production and office purpose

For the year ended December 31, 2023, our net cash used in investing activities was US$1.30 million, which was primarily attributable to the payment of US$0.75 million for purchase of equipment and vehicles and the amount of US$0.58 lent to Cetus Sponsor LLC for the payment of extension application fee for business combination between the Company and Cetus Capital, and partially offset by the proceeds of US$0.03 million from disposal of financing lease right-of-use asset.

Financing activities

For the year ended December 31, 2025, our net cash provided by financing activities was US$10.73 million, primarily consisting of issuance of ordinary shares for private placement of US$10.00 million, net proceeds of US$1.87 million from borrowings from related parties, and partially offset by a US$0.87 million cash outflow from the repayment of financing sale and leaseback.

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

Capital expenditures

Our capital expenditures are primarily incurred for the purchase of property, equipment and software. Our capital expenditures were US$0.75 million, US$0.03 million and US$0.53 million for the year ended December 31, 2023, 2024 and 2025, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations and guarantees as of December 31, 2025.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025. The amounts are gross and undiscounted and include contractual interest payments.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	Over 3 years
Bank borrowing	$6,560,461	2,873,108	497,352	3,190,001
Payments of leaseback	679,655	679,655	-	-
Operating lease commitments	319,575	63,915	127,830	127,830
Related party loans	2,067,178	2,067,178	-	-
Loans from third parties	85,799	85,799	-	-
Convertible Note	630,228	630,228	-	-
Total	$10,342,896	6,399,883	625,182	3,317,831

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations and guarantees as of December 31, 2025.

Off-Balances Sheet Arrangements

As of December 31, 2025, the Company’s only off-balance sheet commitments are: (1) approximately US$10.5 million of time deposits pledged as collateral for third-party payment obligations and subsequently resolved; and (2) a binding share repurchase agreement signed in December 2025, with an expected repurchase payment of approximately US$7.0 million to be settled after the balance sheet date. Except for the foregoing, we have not entered into other off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Inflation

Inflation affects us by generally increasing the PRC operating entities’ cost of labor and costs of inventories, the way it does to all labor and costs of inventories. However, we do not anticipate that inflation will materially affect our business in the foreseeable future.

Seasonality

We believe our operation and sales do not experience seasonality.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenue and expenses during the reporting period, and the related disclosures in the consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, included elsewhere in this registration statement, certain accounting estimates are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including (i) Accounts receivable, net; (ii) Inventories, net, and (iii) Impairment of long-lived assets. While management believes their judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

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

Account receivables are stated net of provision of credit losses. We have developed our CECL model based on historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. These key inputs to our CECL model are inherently uncertain—historical collection trends may not predict future payment behavior, especially during economic disruptions, and assessments of customer financial status and future economic conditions involve subjective judgment. Changes in these estimates directly affect the provision for credit losses in the income statement and the net carrying value of accounts receivable on the balance sheet.

The Company reversed a credit loss of US$0.17 million, recorded a credit loss of US$8 thousand and recorded a credit loss of US$0.04 million for the years ended December 31, 2023, 2024 and 2025, respectively. For the years ended December 31, 2023 and 2024, no amounts were written off against the Company’s allowance for credit losses. For the year ended December 31, 2025, the Company recorded a write-off of the allowance for credit losses in the aggregate amount of US$0.03 million. For the year ended December 31, 2025, a 10% increase in our estimate of the allowance for credit loss related to accounts receivable would increase our pre-tax loss by approximately 0.20%.

Net realizable value of inventory

Inventories, net primarily consisting of raw materials, work-in-process, semi-finished products and finished goods, are stated at the lower of cost or net realizable value(“NRV”). NRV is estimated as the expected selling price in the ordinary course of business less predictable disposal and transportation costs, and we record write-downs for slow-moving or damaged inventory based on estimates of historical and forecasted consumer demand. Estimation uncertainties here include volatility in expected selling prices due to market and competitive pressures, uncertainty in predicting slow-moving or obsolete inventory related to product lifecycles and changing demand, and fluctuations in disposal and transportation costs. These write-downs increase cost of goods sold, reducing gross profit, while also lowering the carrying value of inventory on the balance sheet.

The write-down made for inventories were US$0.15 million, US$0.10 million, and US$0.04 million for the years ended December 31, 2023, 2024 and 2025, respectively. For the year ended December 31, 2025, a 10% increase in our estimate of the write-down for inventories would increase our pre-tax loss by approximately 0.21%.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. Uncertainties associated with this estimate include subjective judgment in identifying triggering events (e.g., market declines, technological obsolescence), variability in estimates of future cash flows based on revenue and cost forecasts, and subjectivity in determining fair value through discount rates and growth rate assumptions.

No impairments of long-lived assets were recognized as of December 31, 2024 and 2025, but future adverse changes in circumstances could result in material non-cash impairment losses that reduce pre-tax income and the carrying value of non-current assets on the balance sheet.

B.	Trend Information

Other than as disclosed herein, we are not aware of any trends, uncertainties, demands, commitments or events as of December 31, 2025 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The board of directors and executive officers of the Company as of the date of this report are as follows:

Name	Age	Position
Mr. Ming-Chia Huang	51	Chief Executive Officer and Chairman of the Board of Directors
Ms. Min-Jie Cui	39	Chief Financial Officer
Mr. Ming-Chao Huang	55	Director
Mr. Chih-Hsiang Tang	39	Independent Director
Mr. Chung-Yi Sun	66	Independent Director
Mr. Jung-Te Chang	63	Independent Director

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

For the years ended December 31, 2023, 2024 and 2025, MKD paid an aggregate of approximately $300,626, $300,626 and $302,505 respectively in cash compensation and benefits in kind to the Company’s directors and executive officers, Mr. Ming-Chia Huang, Ms. Min-Jie Cui, Mr. Ming-Chao Huang and Mr. Chih-Hsiang Tang, as a group. In Taiwan, MKD is not required by the applicable laws and regulations to make contributions to the individual pension accounts for directors and the executive officers who do not apply the Labor Standards Act of Taiwan. MKD Taiwan may make voluntary contributions up to 6% of the total wage of such executive officers but cannot do so for directors. During the years ended December 31, 2023, 2024 and 2025, the Company’s executive officers and directors aforementioned did not receive any stock options or any benefits under profit-sharing plans and no deferred or contingent compensation accrued to them.

The 2026 Equity Incentive Plan

On March 26, 2026, the Board of Directors of the Company adopted the 2026 Equity Incentive Plan (the “2026 Plan”). The following is a summary of the material terms of the 2026 Plan.

Types of Awards

The 2026 Plan provides for the granting of the following types of awards: Non-qualified Stock Options, Incentive Stock Options, Restricted Stock Awards, Restricted Stock Unit Awards, Stock Appreciation Rights, Performance Stock Awards, Performance Unit Awards, Unrestricted Stock Awards, Distribution Equivalent Rights or any combination of the foregoing.

Share Reserve

The aggregate number of ordinary shares reserved and available for issuance under the 2026 Plan is twenty percent (20%) of the number of fully-diluted shares outstanding as of December 31st of the preceding calendar year (the “Initial Share Reserve”), subject to the Company’s authorized share capital. Shares underlying awards that are forfeited, canceled, expire unexercised, or are settled in cash will be available again for issuance under the 2026 Plan. The aggregate maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options shall not exceed the Initial Share Reserve.

Eligibility

Awards may be granted to employees (including officers), directors who are not employees, and consultants of the Company and its affiliates. Incentive Stock Options may be granted only to employees.

Administration

The 2026 Plan is administered by a committee of the Board of Directors consisting of two or more members (the “Committee”). The Committee has the sole authority to select participants, determine the types and amounts of awards, establish award terms and conditions, interpret the 2026 Plan, and make all other determinations under the 2026 Plan.

Stock Options

Options granted under the 2026 Plan may be either Incentive Stock Options (which qualify for favorable tax treatment under Section 422 of the U.S. Internal Revenue Code) or Non-qualified Stock Options. The exercise price of options must be at least equal to the fair market value of the shares on the grant date (or 110% for ISOs granted to ten percent shareholders). Options may not be exercisable more than ten years from the grant date (five years for ISOs granted to ten percent shareholders). The 2026 Plan prohibits repricing of outstanding options without shareholder approval, except in connection with certain corporate transactions.

Restricted Stock and RSUs

Restricted Stock Awards are grants of shares subject to forfeiture restrictions during a specified restriction period. Holders of Restricted Stock have voting rights and are entitled to receive dividends during the restriction period. Restricted Stock Unit Awards constitute a promise to deliver shares (or cash) upon satisfaction of vesting requirements. Unlike Restricted Stock, RSU holders do not have voting rights or dividend rights until shares are actually distributed.

Performance Awards

Performance Stock Awards and Performance Unit Awards are grants that vest upon achievement of specified performance goals established by the Committee. Performance Stock Awards are settled in shares, while Performance Unit Awards may be settled in cash based on a specified dollar value per unit.

Stock Appreciation Rights

Stock Appreciation Rights provide holders the right to receive a payment equal to the appreciation in the value of a specified number of shares between the grant date and the exercise date. SARs may be granted independently or in tandem with options. The base value of a SAR must be at least equal to the fair market value of a share on the grant date, and SARs may not be exercisable more than ten years from the grant date.

Termination of Service

Upon termination of service for reasons other than death or disability, holders have 90 days to exercise vested options and SARs. Upon termination due to death or disability, the exercise period is extended to one year. Unvested restricted stock and RSUs are generally forfeited upon termination. Termination for cause results in immediate forfeiture of all outstanding awards.

Change of Control

A “Change of Control” generally occurs when: (i) any person acquires more than 50% of the Company’s voting securities; (ii) the Company completes a merger or business combination where existing shareholders do not retain proportionate ownership; (iii) the Company sells substantially all of its assets; (iv) shareholders approve a complete liquidation; or (v) incumbent directors cease to constitute a majority of the Board within any 24-month period. Upon a Change of Control, the Committee may, in its discretion: (i) cancel awards in exchange for a cash payment; (ii) provide for assumption of awards by a successor; (iii) accelerate vesting; (iv) purchase awards from terminated holders; or (v) make other adjustments as appropriate.

Adjustments

In the event of any stock dividend, stock split, combination, recapitalization, or similar event, appropriate adjustments will be made to the number and price of shares subject to outstanding awards and the shares available for future awards.

Transferability

Awards are generally non-transferable except by will or the laws of descent and distribution, or by gift to a family member where permitted under applicable tax rules.

Amendment and Termination

The 2026 Plan will remain in effect until the tenth anniversary of its adoption, unless terminated earlier by the Board. The Board may amend, suspend, or terminate the 2026 Plan at any time, provided that shareholder approval is required for any amendment to the repricing prohibition and for any amendment required by applicable law or listing rules. No amendment may materially and adversely affect outstanding awards without the holder’s consent.

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

D. Employees

We had 91 full-time employees as of December 31, 2025. The following table sets forth the number of our full-time employees categorized by function as of December 31, 2025:

Function	Number of employees
Management	22
Marketing department	7
Technical Engineering department	14
Quality Assurance department	6
Manufacturing department	31
R&D department	11

Total	91

E. Share Ownership

Information regarding the ownership of the Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of Ordinary Shares as of April 22, 2026 by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Ordinary Shares;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to options or warrants held by such person or entity were deemed outstanding if such securities are currently exercisable, or exercisable within 60 days of April 22, 2026. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The percentage of Ordinary Shares beneficially owned is computed on the basis of 4,198,442 Ordinary Shares outstanding on April 22, 2026, and excludes the effect of Ordinary Shares issuable upon the exercise of outstanding warrants.

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

Name and Address of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares
Directors and Executive Officers of the Company:
Ming-Chia Huang (Chief Executive Officer and Chairman of the Board of Directors) (1)	65,974	1.6%
Min-jie Cui (Chief Financial Officer)	—	—
Ming-Chao Huang (Director)	40,871	1.0%
Chih-Hsiang Tang (Independent Director)	9,901	0.2%
Chung-Yi Sun (Independent Director) (2)	427,406	10.2%
Jung-Te Chang (Independent Director)	10,459	0.2%
Other 5% or more beneficial owners of the Company:
AWinner Limited (2)	370,000	8.8%
Lu Huang (3)	374,476	8.9%

(1)	In addition to Mr. Ming-Chia Huang’s holding of our ordinary shares, Mr. Huang also holds 274,366 of our class A preferred shares. Each class A preferred share confers upon the holder (a) the right to 100 votes at a meeting of the shareholders of the Company or on any resolution of shareholders; (b) the right to an equal share in any dividend paid by the Company; and (c) the right to an equal share in the distribution of surplus assets of the Company on its liquidation.

(2)	Representing 57,406 Ordinary Shares directly held by Cetus Sponsor LLC and 370,000 Ordinary Shares directly held by AWinner Limited. Mr. Chung-Yi Sun controls Cetus Sponsor LLC and AWinner Limited and may be deemed to have beneficial ownership of the securities held of record by Cetus Sponsor LLC and AWinner Limited. Cetus Sponsor LLC also holds 286,875 warrants of the Company, each exercisable to purchase 1/30 ordinary share of the Company at an exercise price of $345.00 per share.

(3)	Based solely on the most recently available Schedule 13G filed with the SEC on April 24, 2026 by Lu Huang. The principal business address of Lu Huang is 3339 Linggongtang Road, Daqiao Town, Nanhu District, Jiaxing City, Zhejiang Province, China Room 302-2, Building 8, Nanhu Science and Innovation Center.

B. Related Party Transactions

Related party transactions of MKD

The Company has identified Mr. Ming-Chia Huang, Ms. Min-Jie Cui, Mr. Ming-Chao Huang, Mr. Chih-Hsiang Tang, Mr. Chung-Yi Sun, Mr. Jung-Te Chang and Ms. Ya-Hui, its directors and officers, as related parties of the Company. After the completion of the Business Combination, Cetus Sponsor LLC and AWinner Limited have been identified as related parties of the Company. Starting from July 2025, Huang Lu became a related party of the Company as his shareholding exceeded 5%.

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

During the year ended December 31, 2023, MKD Taiwan entered into certain loan arrangements with Ming-Chia Huang obtaining loans in the total amount of US$277,596 with annual interest rate at 3.5%. In July 2023, Ming-Chao Huang and MKD BVI entered into a share transfer agreement to transfer the 42% share interest of MKD Jiaxing to MKD BVI with a total consideration of US$1,627,729, which was offset by the consideration of shares issued to Ming-Chao Huang by MKD BVI. On November 1, 2023, MKD BVI lent US$575,000 to Cetus Sponsor LLC with an annual interest of 6.5%. The loan is used to pay the application fee for the extension of business combination between the Company and Cetus Capital and shall be repaid on the earlier of i) the date on which the Cetus Capital consummates an initial business combination with a target business, and ii) May 2, 2024. On March 13, 2025, Cetus Sponsor LLC, AWinner Limited, and MKD entered into a debt transfer agreement, pursuant to which Cetus Sponsor LLC transferred its claim of US$875,000 against the Company to AWinner Limited. On March 19, 2025, AWinner Limited and the Company entered into a debt conversion agreement to convert the loans amounting to US$1,110,000 into 11,100,000(after the Share Combination: 370,000) new ordinary shares of the Company. Regarding the remaining loan of US$737 from AWinner Limited and US$39,000 from Cetus Sponsor LLC the Company will repay in cash.

During the year ended December 31, 2024, MKD Taiwan entered into certain loan arrangements with Ming-Chia Huang providing loans in the total amount of $616,041 with annual interest rate at 3.5% to MKD Taiwan. In June 2024, MKD BVI entered into two loan arrangements with Ming-Chia Huang providing loans in the total amount of $235,000 with annual interest rate at 6.0% to MKD BVI. In October 2024, MKD Jiaxing entered into a loan arrangement with Ming-Chia Huang providing a loan in the amount of US$41,100 with an annual interest rate at 10% to MKD Jiaxing. During the year ended December 31, 2024, MKD Jiaxing entered into an interest-free loan arrangement with Ming-Chao Huang providing a loan in the amount of US$16,426 to MKD Jiaxing. For the year ended December 31, 2025, amounts due to Ming-Chia Huang approximately increased by US$365,000, which was a net result of new borrowings and a reduction in payables to him: (1) the Company entered into several one-year loan contracts with Ming-Chia Huang with an aggregate outstanding balance of approximately US$1,262,000; (2) accrued interest expenses of approximately US$32,000; (3) payables to him approximately by US$37,000; and (4) decrease resulting from conversion of debt to equity by US$900,000: specifically, on March 7, 2025, Ming-Chia Huang transferred US$550,000 out of his US$900,000 debt claim against the Company to his spouse, Ms. Ya-Hui Wu. Subsequently, on March 19, 2025, the Company entered into debt conversion agreements with Ming-Chia Huang and Ms. Ya-Hui Wu to convert the loans totaling amounting to $900,000 into equity. According to debt conversion agreements, the amount of $350,000 will be converted into 3,500,000(after the Share Combination: 116,667) new Class A preferred shares of the Company for Ming-Chia Huang, and the amount of $550,000 will be converted into 5,500,000(after the Share Combination: 183,333) new ordinary shares of the Company for Ms. Ya-Hui Wu. Furthermore, on March 19, 2025, the Company transferred the equipment purchase payable of $473,100 to Ming-Chia Huang and subsequently converted into equity with the Company entering into debt conversion agreement with Ming-Chia Huang. According to debt conversion agreements, the debt will be converted into 4,371,000 (after the Share Combination: 157,700) new Class A preferred shares of the Company for Ming-Chia Huang.

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

For the year ended 31, 2025, the Company entered into three one-year loan contract with Ming-Chao Huang at an annual interest rate of 6%, with loans amount of approximately US$483,000.

Huang Lu became a related party of the Company during the fiscal year 2025. Upon the change of related party status, the Company’s $52,060 accounts payable balance due to Huang Lu as of January 1, 2025 was reclassified to due to related parties. During the year ended December 31, 2025, the Company incurred additional related party borrowings of $100,000 from Huang Lu. In addition, the Company purchased technical services from an entity controlled by Huang Lu, with a total transaction amount of $132,174 for the reporting period.

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

Legal proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of business, including such as disclosed in “Item 13. Defaults, Dividend Arrearages and Delinquencies”. We have evaluated all legal proceedings that could materially impact our financial position. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material adverse effect on our business, financial condition, cash-flow or results of operations.

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

B. Significant Changes

A discussion of significant changes since December 31, 2025 is provided under Item 4 of this Report and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

Our ordinary shares and warrants are listed on Nasdaq under the symbols “MKDW” and “MKDWW,” respectively. Holders of our ordinary shares and warrants should obtain current market quotations for their securities.

As of April 22, 2026, there were 4,198,442 Ordinary Shares, 274,366 unlisted Class A preferred shares each entitling the holder to 100 votes per share and 6,036,875 Warrants outstanding. Following the 1-for-30 reverse stock split of the Company’s Ordinary Shares which was completed on January 26, 2026, the terms of the Warrants were adjusted, which entitle the holder to purchase Ordinary Shares at an exercise price of $345.00 per share, with 30 Warrants being exercisable for the purchase of one (1) Ordinary Share. The Warrants will expire five years after the completion of the Business Combination, on 5.00 p.m. New York time, on July 31, 2029, or earlier upon redemption or liquidation in accordance with their terms. See Exhibit 2.5 to this annual report for further information on the rights our warrantholders are entitled to.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares and Warrants are listed on Nasdaq under the symbols “MKDW” and “MKDWW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The Company is a business company incorporated in the BVI and its affairs are governed by the Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the BVI.

The Company’s Ordinary Shares

The following includes a summary of the terms of the Company’s Ordinary Shares, based on its Amended and Restated Memorandum and Articles of Association and BVI law.

General. The Company is authorized to issue 100,000,000 shares of no par value each divided into (a) ordinary shares and (b) five (5) classes of preferred shares. All of the Company’s issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares do not need to be issued as a matter of BVI law and will not be issued. The Company may not issue shares to bearer. the Company’s shareholders who are non-residents of the BVI may freely hold and transfer their ordinary shares.

Dividends. The holders of the Company Ordinary Shares are entitled to such dividends as may be declared by its Board of Directors subject to the Amended and Restated Memorandum and Articles of Association and the Companies Act. The Amended and Restated Memorandum and Articles of Association provides that the Company may authorize a dividend if the directors are satisfied, on reasonable grounds, that the Company will satisfy the “solvency test” as set out in the Companies Act, meaning that, immediately after the dividend, the value of the Company’s assets exceeds its liabilities, and the Company is able to pay its debts as they fall due.

Shareholders’ Meetings. The following summarizes certain relevant provisions of BVI law and the Amended and Restated Memorandum and Articles of Association in relation to our shareholders’ meetings:

●	the directors of the Company may convene meetings of shareholders at such times and in such manner and places within or outside the BVI as the directors consider necessary or desirable;

●	upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested, the directors are required to convene a meeting of the shareholders while any such request must state the proposed purpose of the meeting;

●	the directors convening a meeting must give not less than seven clear days’ notice of the proposed meeting to those persons whose names, on the date the notice is given, appear as a shareholder in the register of members of the Company and are entitled to vote at the meeting. In determining “clear days”, the day the notice is received and the day on which the proposed meeting is to be held are not counted;

●	a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder;

●	a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third (1/3) of the votes of the Shares entitled to vote on resolutions to be considered at the meeting;

●	a resolution of shareholders is passed at a meeting of shareholders where approved by a simple majority of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting. In computing the majority when a poll is demanded, regard shall be had to the number of votes to which each shareholder is entitled by the articles of association.

As permitted by BVI law, the Amended and Restated Memorandum and Articles of Association permits the adoption by the shareholders of resolutions in writing, provided that such resolution is approved by the holders of a majority of shares entitled to vote thereon.

Liquidation. On a liquidation of the Company, the holders of the Company Ordinary Shares will be entitled to share ratably in the distribution of all of the Company’s assets remaining available for distribution after satisfaction of all of its liabilities.

Inspection of Books and Records. Holders of the Company Ordinary Shares have no general right under BVI law to inspect or obtain copies of the Company’s list of shareholders or its corporate records. However, the Company will provide its shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Issuance of Additional Shares. The Amended and Restated Memorandum and Articles of Association authorizes its Board of Directors to issue additional ordinary shares from time to time as its Board of Directors shall determine, to the extent of available authorized but unissued shares.

The Amended and Restated Memorandum and Articles of Association also authorizes the Company’s Board to establish and designate from time to time up to five classes of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

The Company’s Board may issue preferred shares without action by its shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares. It should be noted that the rights attaching to any preferred shares may rank in priority to those attached to the Company Ordinary Shares.

Class A Preferred Shares. As of April 22, 2026, the Company had 274,366 Class A preferred shares issued and outstanding, all of which are held by the Company’s CEO Mr. Ming-Chia Huang, with each preferred share entitling the holder to exercise one hundred votes at a shareholder meeting.

Anti-Takeover Provisions. Some provisions of the Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of the Company or management that shareholders may consider favorable, including provisions that authorize the Company’s Board to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by its shareholders.

The Company’s Warrants

Each Warrant entitles the registered holder to purchase one Ordinary Share at an initial price of $11.50 per share, subject to adjustment as discussed below. Following the 1-for-30 reverse stock split of the Company’s Ordinary Shares which was completed on January 26, 2026, the terms of the Warrants were adjusted, which entitle the holder to purchase Ordinary Shares at an exercise price of $345.00 per share, with 30 Warrants being exercisable for the purchase of one (1) Ordinary Share.

The Warrants will expire five years after the completion of our business combination with Cetus Capital, which was consummated on July 31, 2024, at 5:00 p.m., New York City time on July 31, 2029, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Ordinary Share pursuant to the exercise of a Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Warrant will be exercisable and we will not be obligated to issue Ordinary Shares upon exercise of a Warrant unless Ordinary Shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Warrant.

We may call the Warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per Warrant;

●	upon not less than 30 days’ prior written notice of redemption given after the Warrants become exercisable (the “30-day redemption period”) to each Warrant holder; and

●	if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, right issuances, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the Warrants become exercisable and ending three days before we send the notice of redemption to the Warrant holders.

If and when the Warrants become redeemable by us, we may not exercise our redemption right if the issuance of Ordinary Shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each Warrant holder will be entitled to exercise its Warrant prior to the scheduled redemption date. However, the price of the Ordinary Shares may fall below the initial $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the initial $11.50 warrant exercise price after the redemption notice is issued. Following the 1-for-30 reverse stock split of the Company’s Ordinary Shares which was completed on January 26, 2026, the terms of the Warrants were adjusted, which entitle the holder to purchase Ordinary Shares at an exercise price of $345.00 per share, with 30 Warrants being exercisable for the purchase of one (1) Ordinary Share.

If we call the Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of Ordinary Shares issuable upon the exercise of our Warrants. If our management takes advantage of this option, all holders of Warrants would pay the exercise price by surrendering their Warrants for that number of Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Ordinary Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Ordinary Shares to be received upon exercise of the Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the Warrants after the initial business combination.

A holder of a Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the Ordinary Shares outstanding immediately after giving effect to such exercise.

If the number of issued and outstanding Ordinary Shares is increased by a capitalization or share dividend of Ordinary Shares, or by a sub-division of Ordinary Shares or other similar event, then, on the effective date of such share capitalization, sub-division or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be increased in proportion to such increase in the issued and outstanding Ordinary Shares. A rights offering made to all or substantially all holders of Ordinary Shares entitling holders to purchase Ordinary Shares at a price less than the “Historical Fair Market Value” (as defined below) shall be deemed a capitalization of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Ordinary Shares) multiplied by (ii) one (1) minus the quotient of (x) the price per Ordinary Share paid in such rights offering divided by (y) the Historical Fair Market Value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “Historical Fair Market Value” means the volume weighted average price of Ordinary Shares during the ten (10) trading day period ending on the trading day prior to the first date on which the Ordinary Shares trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights. No Ordinary Shares shall be issued at less than their par value.

If the Company, at any time while the Warrants are outstanding and unexpired, pays to all or substantially all of the holders of Ordinary Shares a dividend or makes a distribution in cash, securities or other assets on account of such Ordinary Shares (or other shares into which the Warrants are convertible), other than (a) as described in the paragraph above, (b) Ordinary Cash Dividends (as defined below), (c) to satisfy the redemption rights of the holders of the Common Stock of Cetus Capital in connection with a proposed initial Business Combination, (d) to satisfy the redemption rights of the holders of the Common Stock of Cetus Capital in connection with a stockholder vote to amend Cetus Capital’s amended and restated certificate of incorporation (i) to affect the substance or timing of Cetus Capital’s obligation to provide for the redemption of Common Stock in connection with an initial Business Combination or to redeem 100% of Cetus Capital’s public shares if Cetus Capital does not consummate its initial Business Combination within the time period set forth in Cetus Capital’s amended and restated certificate of incorporation or (ii) with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity or (e) in connection with the redemption of public shares upon the failure of Cetus Capital to complete its initial Business Combination and any subsequent distribution of its assets upon its liquidation (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Company’s board of directors (the “Board”), in good faith) of any securities or other assets paid on each share in respect of such Extraordinary Dividend. For these purposes, “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution to the extent it does not exceed $0.50 (which amount shall be adjusted to appropriately reflect any of the events referred to herein and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of Ordinary Shares issuable on exercise of each Warrant).

If the number of outstanding Ordinary Shares is decreased by a consolidation, combination, reverse stock split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Ordinary Shares.

Whenever the number of Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Ordinary Shares (other than those described above or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event.

The Warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, filed as an exhibit to the registration statement of the Company on Form F-1 of which this prospectus forms a part, for a complete description of the terms and conditions applicable to the Warrants. The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the Warrants and the warrant agreement set forth in the prospectus of Cetus Capital, or defective provision, but requires the approval by the holders of at least a majority of the then outstanding public Warrants to make any change that adversely affects the interests of the registered holders of public Warrants.

In addition, if (x) the Company issues additional Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per Ordinary Share (as adjusted for stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), with such issue price or effective issue price to be determined in good faith by the Board of the Company (and in the case of any such issuance to the initial stockholders of Cetus Capital or their affiliates, without taking into account any founder shares held by such stockholders or their affiliates, as applicable, prior to such issuance) (the “New Issuance Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of Cetus Capital’s initial business combination on the date of the consummation of its initial business combination (net of redemptions), and (z) the volume weighted average trading price of the Common Stock of Cetus Capital during the 20 trading day period starting on the trading day prior to the day on which Cetus Capital consummates its initial business combination (such price, the “Market Value”) is below $9.20 per share (as adjusted for stock splits, stock dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like), then the Warrant Price shall be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value and the New Issuance Price and the Redemption Trigger Price will be adjusted (to the nearest cent) to 180% of the greater of the Market Value and the New Issuance Price.

The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of Ordinary Shares and any voting rights until they exercise their Warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the Warrants, each holder will be entitled to one (1) vote for each Ordinary Share held of record on all matters to be voted on by shareholders.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors — The Company’s warrant agreement designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of its warrants.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. In addition, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the full extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder.

The Company’s Transfer Agent and Warrant Agent

The transfer agent for our Ordinary Shares and warrant agent for our Warrants is Continental Stock Transfer & Trust Company.

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

Although the law in this regard is unclear, we treat the VIEs as being owned by us for United States federal income tax purposes, not only because we exercise significant influence over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of the VIEs for United States federal income tax purposes and based upon our historical income and assets, we do not believe that we were classified as a PFIC for the fiscal year ended December 31, 2025. However, the application of the PFIC rules is subject to uncertainty in several respects, and there can be no assurances that the IRS will not take a contrary position or a court will not sustain such a challenge by the IRS.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

As of April 22, 2026, there were 4,198,442 Ordinary Shares, 274,366 unlisted Class A preferred shares each entitling the holder to 100 votes per share and 6,036,875 Warrants outstanding. Following the 1-for-30 reverse stock split of the Company’s Ordinary Shares which was completed on January 26, 2026, the terms of the Warrants were adjusted, which entitle the holder to purchase Ordinary Shares at an exercise price of $345.00 per share, with 30 Warrants being exercisable for the purchase of one (1) Ordinary Share. The Warrants will expire five years after the completion of the Business Combination, on 5.00 p.m. New York time, on July 31, 2029, or earlier upon redemption or liquidation in accordance with their terms. See Exhibit 2.5 to this annual report for further information on the rights our warrantholders are entitled to.

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of the end of 2025, our subsidiary MKD Jiaxing was involved in a litigation dispute with a third-party leasing company, namely CTBC Financial Leasing, in connection with the payment of financial leasing rentals. The total aggregate amount in dispute relating to the aforementioned litigation was approximately US$230,000. In January, 2026, we have reached a settlement agreement with the aforementioned financial leasing company with respect to the dispute.

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

On May 20, 2025, the amendment and restatement of the Memorandum and Articles (the “Amended and Restated Memorandum and Articles of Association”) to (1) designate the rights of the Class A Preferred Shares and (2) implement certain administrative changes to streamline the Company’s notice provision was approved by the Company’s shareholders at the Meeting. A copy of the Amended and Restated Memorandum and Articles of Association has been incorporated by reference into this Form 20-F as Exhibit 1.3. In accordance with the debt conversion agreement dated March 19, 2025 with Ming-Chia Huang, the director and chief executive officer of the company, 8,231,000 ordinary shares issued to Ming-Chia Huang has been redesignated to 8,231,000 Class A preferred shares.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures Evaluation

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rule 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of December 31, 2025, were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. The assessment was based on criteria established in the framework Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In relation to the examination of our combined and consolidated financial statements presented in this Annual Report, we have identified material weaknesses in our internal control over financial reporting and as such our internal control over financial reporting as of December 31, 2025 were not effective. The Company did not have a formal risk assessment process and internal control framework over financial reporting, which included the lack of a formal group-wide risk assessment process to identify, assess, address or mitigate the risks identified, and sufficient internal control over a financial reporting framework to maintain effective internal controls within the organization, and which may increase risk of error, fraud, misstatement of financial reporting, or non-compliance with related regulations for a U.S. listed group. Additionally, the Company lacked sufficient financial reporting and accounting personnel with appropriate knowledge of GAAP and SEC reporting requirements to properly address complex GAAP technical accounting issues and to prepare and review financial statements and related disclosures in accordance with GAAP and reporting requirements set forth by the SEC.

A comprehensive assessment of our internal control, aimed at identifying and reporting material weaknesses and other deficiencies, was not conducted by our independent registered public accounting firm. Performing such an assessment or having an audit of our internal control over financial reporting might have revealed additional deficiencies.

To address the identified material weaknesses stemming from the audit of our combined and consolidated financial statements for the year ended December 31, 2025, we intend to implement various measures, including the hiring of additional accounting personnel to enhance the financial reporting function and the establishment of a financial and system control framework. We also intend to initiate regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel. Moreover, we are in the process of developing and implementing a set of policies and procedures for period-end financial reporting. However, we cannot provide assurance that these measures will be entirely effective in remediating the material weaknesses in a timely manner or at all.

Attestation Report of the Registered Public Accounting Firm

Being a company with less than US$1.235 billion in revenue for the fiscal year ended December 31, 2025, we qualify as an “emerging growth company” under the JOBS Act. An emerging growth company is entitled to certain reduced reporting and other requirements that are typically applicable to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 concerning the assessment of the emerging growth company’s internal control over financial reporting.

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

	Years ended December 31,
	2024	2025
Audit Fees (1)	$561,581	150,000
Audit-related Fees (2)	—	—
Tax Fees (3)	8,240	—
All Other Fees (4)	—	30,000
Total	$569,821	180,000

(1)	“Audit Fees” represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our auditors for the audit of our annual financial statements, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
(2)	“Audit-related Fees” represents the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”
(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our auditors.
(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our auditors other than services reported under “Audit Fees,” “Audit-related Fees” and “Tax Fees.”

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS

On December 21, 2025, the Company entered into Stock Repurchase Agreements (the “Repurchase Agreement”) with certain shareholders, pursuant to which Company has agreed to repurchase an aggregate of 34,580,000 ordinary shares, par value $0.0001 per share, at a price of US$0.203 per share, for an aggregate purchase price of approximately US$7,019,740, through a privately negotiated transaction. The purchase price represents the average closing price of the Company’s ordinary shares over twelve (12) trading days immediately preceding December 16, 2025, after excluding the highest and lowest closing prices. A copy of the Form of the Repurchase Agreement has been incorporated by reference into this Form 20-F as Exhibit 4.24.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Please refer to the Current Reports on Form 6-K of the Company filed on December 6, 2024 and December 11, 2024, in accordance with instruction 2 to item 16F of Form 20-F. The change of auditors from Marcum Asia CPAs LLP to Guangdong Prouden CPAs GP was approved by the audit committee of the board of directors of the Company.

Effective as of December 2, 2024, the client-auditor relationship between the Company, MKDWELL Limited (“MKD BVI”), a subsidiary of the Company, with Marcum Asia CPAs LLP (“Marcum Asia”) ceased. On December 2 and 3, 2024, the audit committee and the board of directors of the Company approved resolutions to dismiss and replace the auditor of the Company and notified the passage of such resolutions to Marcum Asia. Subsequently, Marcum Asia notified the SEC in a letter dated December 2, 2024 that the client-auditor relationship between the Company and Marcum Asia ceased effective December 2, 2024. The audit reports of Marcum Asia on the financial statements of the Company and MKD BVI each dated May 2, 2024 each contained explanatory paragraphs regarding the Company’s and MKD BVI’s ability to continue as a going concern, and save as aforementioned did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended December 31, 2022 and 2023, and the subsequent interim period through December 2, 2024, there were no: (1) “disagreements” (as that term is defined in 16F (a)(1)(iv) of Form 20-F and the related instructions) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F. The Company provided Marcum Asia with a copy of the disclosures in its current report on Form 6-K furnished with the SEC on December 6, 2024 and requested that Marcum Asia furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein. As of the latest practicable time prior to the furnishment of such report, the Company did not receive such letter from Marcum Asia.

The Company subsequently appointed Guangdong Prouden CPAs GP (“Guangdong Prouden”) as its independent registered public accounting firm, effective on December 10, 2024. The appointment of Guangdong Prouden was made after careful consideration and an evaluation process by the Company, and was approved by the audit committee of the board of directors of the Company and by the board of directors of the Company. Guangdong Prouden is engaged to audit and report on the consolidated financial statements of the Company. During the Company’s fiscal years ended December 31, 2022 and 2023 and until the engagement of Guangdong Prouden, neither the Company nor anyone on its behalf has consulted with Guangdong Prouden on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Guangdong Prouden which Guangdong Prouden concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

We have provided financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditor:

●	Report of Independent Registered Public Accounting Firm

●	Consolidated Balance Sheets as of December 31, 2024 and 2025

●	Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2023, 2024 and 2025

●	Consolidated Statements of Changes in Equity (Deficit) for the Years Ended December 31, 2023, 2024 and 2025

●	Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2024 and 2025

●	Notes to the Consolidated Financial Statements

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 6-K filed with the SEC on January 28, 2026).

2.1	Specimen Ordinary Share Certificate of MKDWELL Tech Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

2.2	Specimen Warrant Certificate of MKDWELL Tech Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

2.3	Warrant Agreement between Continental Stock Transfer & Trust Company and Cetus Capital Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Cetus Capital Acquisition Corp. with the Securities & Exchange Commission on February 3, 2023).

2.4	Warrant Assignment Agreement between MKDWELL Tech Inc., between Continental Stock Transfer & Trust Company and Cetus Capital Acquisition Corp. dated July 31, 2024 (incorporated by reference to Exhibit 2.4 to the Company’s Shell Company Report on Form 20-F filed with the SEC on August 15, 2024).

2.5*	Description of Securities

4.1	Business Combination Agreement, dated as of June 20, 2023, by and among Cetus Capital Acquisition Corp., MKD Technology, Inc., MKDWELL Limited and Ming-Chia Huang (included as Annex A-1 to the Form F-4) (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

4.2	First Addendum to the Business Combination Agreement, dated as of July 31, 2023 (included as Annex A-2 to the Form F-4) (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

4.3	Second Addendum to the Business Combination Agreement, dated as of August 10, 2023 (included as Annex A-3 to the Form F-4) (incorporated by reference to Exhibit 2.3 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

4.4	Third Addendum to the Business Combination Agreement, dated as of November 19, 2023 (included as Annex A-4 to the Form F-4) (incorporated by reference to Exhibit 2.4 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

4.5	Fourth Addendum to the Business Combination Agreement, dated as of February 1, 2024 (included as Annex A-5 to the Form F-4) (incorporated by reference to Exhibit 2.5 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

4.6	Fifth Addendum to the Business Combination Agreement, dated as of April 30, 2024 (included as Annex A-6 to the Form F-4) (incorporated by reference to Exhibit 2.6 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

4.7	Sixth Addendum to the Business Combination Agreement, dated as of June 30, 2024 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cetus Capital Acquisition Corp. with the Securities & Exchange Commission July 3, 2024).

4.8	Lock-Up Agreement between MKDWELL Tech Inc. and certain insiders dated July 31, 2024 (incorporated by reference to Exhibit 4.8 to the Company’s Shell Company Report on Form 20-F filed with the SEC on August 15, 2024).

4.9	Amended and Restated Registration Rights Agreement dated July 31, 2024 (incorporated by reference to Exhibit 4.9 to the Company’s Shell Company Report on Form 20-F filed with the SEC on August 15, 2024).

4.10	Form of MKDWELL Tech Inc. 2024 Share Incentive Plan (included as Annex C to the Form F-4) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

4.11	Letter Agreement among Cetus Capital Acquisition Corp. and its officers, directors, Cetus Sponsor LLC and EF Hutton (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cetus Capital Acquisition Corp. with the Securities & Exchange Commission February 3, 2023).

4.12	Satisfaction and Discharge of Indebtedness Agreement among Cetus Capital Acquisition Corp., MKDWELL Tech Inc., EF Hutton LLC and others dated April 24, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cetus Capital Acquisition Corp. with the Securities & Exchange Commission on April 30, 2024).

4.13	Securities Purchase Agreement dated as of July 24, 2024 by and among MKDWELL (Jiaxing) Electronic Technology Ltd., MKDWELL Tech Inc. and the investor identified on the signature page thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cetus Capital Acquisition Corp. with the Securities & Exchange Commission on July 30, 2024).

4.14	Termination Agreement dated January 14, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the SEC on January 14, 2025).

4.15	Promissory Note of the Company to D. Boral Capital LLC (formerly known as EF Hutton LLC) dated July 26, 2024 (incorporated by reference to Exhibit 10.14 to the Company’s registration statement on Form F-1 (File No. 333-284420) filed with the SEC on January 23, 2025).

4.16	Amended Satisfaction and Discharge Agreement dated July 24, 2024 between, among others, Cetus Capital, MKDWELL Tech Inc., and D. Boral Capital LLC (formerly known as EF Hutton LLC) (incorporated by reference to Exhibit 10.15 to the Company’s registration statement on Form F-1 (File No. 333-284420) filed with the SEC on January 23, 2025).

4.17	Securities Purchase Agreement dated November 26, 2024, by and between MKDWELL Tech Inc. and Streeterville Capital, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on December 3, 2024).

4.18	Convertible Promissory Note dated November 26, 2024, issued by MKDWELL Tech Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 6-K filed with the SEC on December 3, 2024).

4.19	Standstill Agreement by and between Streeterville Capital, LLC and MKDWELL Tech Inc., dated March 3, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on March 5, 2025).

4.20	Securities Purchase Agreement, dated March 6, 2025, by and between MKDWELL Tech Inc. and each of the investors signatory thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on March 20, 2025).

4.21	Debt Conversion Agreement dated March 19, 2025 with Ming-Chia Huang (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K filed with the SEC on March 20, 2025).

4.22	Debt Conversion Agreement dated March 19, 2025 with Ya-Hui Wu (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 6-K filed with the SEC on March 20, 2025).

4.23	Debt Conversion Agreement dated March 19, 2025 with AWinner Limited (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 6-K filed with the SEC on March 20, 2025).

4.24	Form of Stock Repurchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 6-K filed with the SEC on January 2, 2026).

4.25	MKDWELL Tech Inc. 2026 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on March 31, 2026).

8.1	List of subsidiaries of MKDWELL Tech Inc. (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).

11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to the Company’s Shell Company Report on Form 20-F filed with the SEC on August 15, 2024).

11.2	Insider trading policy (incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F filed with the SEC on April 3, 2025).

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Guangdong Prouden CPAs GP

97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on April 3, 2025).

*	Filed herewith.
**	Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

MKDWELL TECH INC.

April 29, 2026	By:	/s/ Ming-Chia Huang
	Name:	Ming-Chia Huang
	Title:	Chief Executive Officer (Principal Executive Officer)

April 29, 2026	By:	/s/ Min-jie Cui
	Name:	Min-jie Cui
	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

MKDWELL TECH INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of MKDWELL Tech Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MKDWELL Tech Inc. (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations and comprehensive loss, changes in (deficit) equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Guangzhou, China
April 29, 2026

MKDWELL TECH INC.

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of December 31,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	$542,591	$24,084
Restricted cash	51,139	24,804
Notes receivables	-	1,443
Accounts receivable, net	640,778	819,458
Amounts due from related parties, net	932,640	947,487
Inventories, net	291,029	250,885
Prepaid expenses and other current assets, net	662,877	87,343
Restricted Time deposit, net	-	10,493,772
Total current assets	3,121,054	12,649,276

Non-current assets:
Intangible asset, net	523,846	487,693
Property, plant and equipment, net	5,094,545	4,507,236
Real estate properties for lease, net	60,908	435,876
Operating lease right-of-use assets, net	59,680	279,627
Other non-current assets	34,624	38,594
Total non-current assets	5,773,603	5,749,026
TOTAL ASSETS	8,894,657	18,398,302

Liabilities
Current liabilities:
Short-term bank borrowings	2,648,199	2,692,654
Accrued expenses and other current liabilities	4,674,876	3,986,268
Accounts payable	409,124	812,300
Amounts due to related parties, current	2,162,876	2,067,178
Long-term bank borrowings-current portion	123,299	56,381
Convertible Note	868,925	604,664
Operating lease liabilities- current	59,680	50,084
Deferred revenue- current	-	7,603
Total current liabilities	10,946,979	10,277,132

Non-current liabilities:
Long-term bank borrowings	2,814,862	2,938,338
Other non-current liabilities	306,766	11,654
Deferred revenue	-	53,230
Operating lease liabilities- non current	-	229,543
Total non-current liabilities	3,121,628	3,232,765
TOTAL LIABILITIES	14,068,607	13,509,897

Commitments and Contingencies

Equity (deficit)
Ordinary shares (no par value, unlimited shares authorized as of December 31, 2024 and 2025, respectively; 619,611 and 4,701,331 ordinary shares issued as of December 31, 2024 and 2025, respectively; 559,611 and 4,641,331 number of ordinary shares outstanding as of December 31, 2024 and 2025, respectively)*	1,859	14,104
Class A Preferred shares (no par value; 274,367 shares issued and outstanding as of December 31, 2025)*	-	823
Additional paid in capital	8,962,753	21,915,865
Accumulated deficit	(13,731,023)	(16,303,616)
Accumulated other comprehensive income	557,094	153,890
MKDWELL Tech Inc. shareholders’ (deficit)/ equity	(4,209,317)	5,781,066
Non-controlling interests	(964,633)	(892,661)
Total (deficit)/ equity	(5,173,950)	4,888,405
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$8,894,657	$18,398,302

*	The shares and per share data are presented on a retroactive basis to reflect the Share Combination (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

MKDWELL TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
Revenues	$3,670,722	$1,998,971	$3,030,680
Cost of revenues	(2,996,990)	(1,833,300)	(2,842,249)
Gross profit	673,732	165,671	188,431

Operating expenses:
Selling expenses	(241,573)	(232,122)	(265,803)
General and administrative expenses	(1,491,966)	(2,051,999)	(1,592,259)
Research and development expenses	(780,050)	(705,680)	(998,671)
Total operating expenses	(2,513,589)	(2,989,801)	(2,856,733)

Loss from operations	(1,839,857)	(2,824,130)	(2,668,302)

Other loss:
Interest expenses, net	(244,434)	(398,036)	(548,514)
Other income, net	16,230	65,171	65,317
Total other loss	(228,204)	(332,865)	(483,197)

Loss before income tax expense	(2,068,061)	(3,156,995)	(3,151,499)
Income tax expense	-	-	-
Net loss	$(2,068,061)	$(3,156,995)	$(3,151,499)
Net loss attributable to non-controlling interest	(478,433)	(639,055)	(578,906)
Net loss attributable to ordinary shareholders	(1,589,628)	(2,517,940)	(2,572,593)

Other comprehensive (loss) income
Foreign currency translation adjustment attributable to non-controlling interest	26,236	(64,324)	650,878
Foreign currency translation adjustment attributable to parent company	(39,867)	212,224	(407,710)
Total other comprehensive (loss) income	$(13,631)	$147,900	$243,168

Total comprehensive loss	$(2,081,692)	$(3,009,095)	$(2,908,331)
Total comprehensive (loss) income attributable to non-controlling interest	(452,197)	(703,379)	71,972
Total comprehensive loss attributable to ordinary shareholders	(1,629,495)	(2,305,716)	(2,980,303)

Weighted average shares outstanding used in calculating basic and diluted loss per share - basic and diluted*	477,646	559,611	3,869,429
Loss per share - basic and diluted	$(3.33)	$(4.50)	$(0.66)

*	The shares and per share information are presented on a retroactive basis to reflect the Reverse Recapitalization and the Share Combination (Note 1).

The Pre-delivery Shares were not considered outstanding and therefore excluded from basic and diluted loss per share calculation (Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

MKDWELL TECH INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary Shares		Class A Preferred Shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’ equity/	Non-controlling	Total Equity/
	Shares*	Amount	Shares*	Amount	capital	income	Deficits	(deficit)	interests	(deficit)

Balance as of December 31, 2022	515,399	8,839,650	-	-	925,297	610,984	(9,623,455)	752,476	781,804	1,534,280
Changes in non-controlling interest resulting from Taiwan Reorganization	(193,987)	(8,838,264)	-	-	9,082,340	(226,247)	-	17,829	(17,829)	-
Capital injection	47,235	-	-	-	882,000	-	-	882,000	-	882,000
Acquisition of non-controlling interest	93,194	-	-	-	573,032	-	-	573,032	(573,032)	-
Net loss	-	-	-	-	-	-	(1,589,628)	(1,589,628)	(478,433)	(2,068,061)
Foreign currency translation	-	-	-	-	-	(39,867)	-	(39,867)	26,236	(13,631)
Balance as of December 31, 2023	461,841	1,386	-	-	11,462,669	344,870	(11,213,083)	595,842	(261,254)	334,588
Reverse Recapitalization	97,770	293	-	-	(3,346,276)	-	-	(3,345,983)	-	(3,345,983)
Pre-Delivery Shares related to the issuance of Convertible Note	60,000	180	-	-	846,360	-	-	846,540	-	846,540
Net loss	-	-	-	-	-	-	(2,517,940)	(2,517,940)	(639,055)	(3,156,995)
Foreign currency translation	-	-	-	-	-	212,224	-	212,224	(64,324)	147,900
Balance as of December 31, 2024	619,611	1,859	-	-	8,962,753	557,094	(13,731,023)	(4,209,317)	(964,633)	(5,173,950)
Issuance of ordinary shares for private placement	3,333,333	10,000	-	-	9,990,000	-	-	10,000,000	-	10,000,000
Ordinary Shares Issued from Debt-to-Equity Conversion	553,333	1,660	-	-	1,658,340	-	-	1,660,000	-	1,660,000
Class A Preferred Shares Issued from Debt-to-Equity Conversion	-	-	274,367	823	822,277	-	-	823,100	-	823,100
Stock-based Compensation	6,667	20	-	-	81,500	-	-	81,520	-	81,520
Ordinary shares Issued from conversions of Convertible Note	188,387	565	-	-	405,501	-	-	406,066	-	406,066
Net loss	-	-	-	-	-		(2,572,593)	(2,572,593)	(578,906)	(3,151,499)
Foreign currency translation	-	-	-	-	(4,506)	(403,204)	-	(407,710)	650,878	243,168
Balance as of December 31, 2025*	4,701,331	14,104	274,367	823	21,915,865	153,890	(16,303,616)	5,781,066	(892,661)	4,888,405

*	The shares and per share information are presented on a retroactive basis to reflect the Reverse Recapitalization and the Share Combination (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

MKDWELL TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,068,061)	$(3,156,995)	$(3,151,499)

Adjustments to reconcile net loss to net cash used in operating activities:
(Reversal) allowance for credit loss	(165,288)	7,952	39,711
Write-downs of inventories	153,938	103,629	40,613
Depreciation of property, plant and equipment	348,485	459,116	519,864
Amortization of intangible assets	17,270	13,824	12,119
Depreciation and amortization of real estate properties for lease	113,599	3,351	6,075
Amortization of operating lease right-of-use asset	58,538	58,270	62,789
Amortization of financing lease right-of-use asset	25,150	8,407	-
Gain from the disposal of financing lease right-of-use asset	(18,994)	-	-
Amortization of Convertible Note issuance cost	-	15,285	241,804
Stock-based Compensation	-	-	81,520

Changes in operating assets and liabilities:
Accounts and note receivable	441,246	(103,696)	(187,703)
Inventories, net	(289,309)	(45,090)	11,103
Prepaid expenses and other current assets	(144,005)	113,968	101,671
Deferred revenue	-	-	60,833
Amounts due from related parties, current	(14,674)	-	(71,860)
Amounts due to related parties, current	-	-	33,692
Other non-current assets	32,406	-	-
Accounts payable	99,350	114,801	371,458
Accrued expenses and other current liabilities	174,840	(606,472)	766,662
Operating lease liabilities	(57,413)	(58,271)	(62,790)
Restricted Time deposit	-	-	(53,426)
Other non-current liabilities	(30,463)	(40,684)	(14,300)
Net cash used in operating activities	(1,323,385)	(3,112,605)	(1,191,664)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(752,868)	(33,951)	(528,330)
Proceeds from disposal of financing lease right-of-use asset	30,167	-	-
Loan to a third party	-	(500,986)	-
Repayment from a third party	-	-	500,986
Loan to a related party	(575,000)	(300,000)	-
Repayment from a related party	-	-	57,013
Purchase of Time deposit	-	-	(20,630,753)
Proceeds from maturity of time deposits	-	-	10,190,407
Net cash used in investing activities	(1,297,701)	(834,937)	(10,410,677)

CASH FLOWS FORM FINANCING ACTIVITIES
Reverse recapitalization	-	236,017	-
Proceeds from Convertible Note	-	6,564,196	-
Repayments of Convertible Note	-	(4,864,016)	(100,000)
Proceeds from Short-term bank borrowings	2,732,935	3,902,331	605,796
Repayments of Short-term bank borrowings	(1,313,504)	(3,905,110)	(675,361)
Proceeds from Long-term bank borrowings	847,422	-	55,074
Repayments of Long-term bank borrowings	(320,231)	(4,330)	(125,217)
Repayments of financing lease liabilities	(18,398)	-	-
Proceeds from borrowings from related parties	412,935	939,297	1,865,529
Repayment of borrowings from related parties	(134,908)	(262,860)	(42,850)
Proceeds from borrowings from third parties	-	122,295	28,600
Repayment of borrowings from third parties	-	-	(14,300)
Proceeds from financing sale and leaseback	422,956	1,426,385	-
Repayments of financing sale and leaseback	(359,991)	(564,670)	(865,372)
Repayments of a vehicle mortgage loan	(15,255)	(7,505)	-
Proceeds from capital contribution	882,000	-	10,000,000
Net cash provided by financing activities	3,135,961	3,582,030	10,731,899

Effect of exchange rate changes	(7,455)	34,814	325,600
Net change in cash and cash equivalents	507,420	(330,698)	(544,842)

Cash and cash equivalents, beginning of the year	417,008	924,428	593,730
Cash and cash equivalents, and restricted cash, end of the year	$924,428	$593,730	$48,888
		-	-
Reconciliation of cash and restricted cash
Cash and cash equivalents	924,428	542,591	24,084
Restricted cash	-	51,139	24,804
Total cash and restricted cash in the statement of cash flow	$924,428	$593,730	$48,888

Supplemental disclosures of cash flow information:
Interest expense paid	215,073	269,855	137,294
Supplemental disclosures of non-cash activities:
Obtaining right-of-use assets in exchange for operating lease liabilities	-	-	281,454
Reclassification of long-term and short-term borrowings	445,831	458,978	-
Shares issued for the acquisition of non-controlling interest	573,032	-	-
Real estate properties reclassified (to) from property, plant and equipment	(325,385)	(1,896,614)	325,984
Real estate properties reclassified (to) from intangible assets	(45,158)	(249,721)	46,545
Ordinary Shares Issued from Debt-to-Equity Conversion	-	-	1,660,000
Class A Preferred Shares Issued from Debt-to-Equity Conversion	-	-	823,100
Convertible note conversion	-	-	406,066

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

Thereafter, MKD Taiwan commenced a reorganization by way of share acquisition (the “Taiwan Reorganization”), in which MKD BVI commenced acquiring shares of MKD Taiwan directly from MKD Taiwan shareholders, in exchange for proportionate shares of MKD BVI which were issued to MKD Taiwan shareholders. MKD BVI is a redomestication platform for MKD Taiwan shareholders to exchange their MKD Taiwan shares for MKD BVI shares. Each MKD Taiwan shareholder who accepted the offer received one MKD BVI share for each MKD Taiwan share they held. The Taiwan Reorganization was accounted for as a recapitalization transaction. As of December 31, 2025, MKD BVI owns approximately 62.36% equity interest of MKD Taiwan.

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES-Continued

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

MKD was determined to be the accounting acquirer given that MKD effectively controlled the combined entity after the transaction. The transaction is not a business combination because Cetus Capital was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by MKD for the net monetary assets of Cetus Capital, accompanied by a recapitalization. MKD was determined as the accounting acquirer and the historical financial statements of MKD BVI became MKD’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. All of the ordinary shares of MKD BVI that were issued and outstanding immediately prior to the mergers were cancelled and converted into an aggregate of 13,855,239(after the Share Combination: 461,841) ordinary shares of MKD, which has been restated retrospectively to reflect the equity structure of MKD. Earnings per share were retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio. The par value of ordinary shares is $0.0001, the difference of $1,386 was adjusted retrospectively as in addition paid-in capital for the periods presented to reflect these changes.

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES-Continued

Share Combination

On January 9, 2026, the Company approved a 1-for-30 reverse stock split (the “Share Combination”) of its ordinary and Class A preferred shares, effective at 9:00 a.m. Eastern Time on January 26, 2026. On the effective date, every 30 issued and outstanding ordinary shares were automatically combined into one new no-par value ordinary share, with the issued ordinary shares retrospectively restated to approximately 619,611 and 4,701,331 as of December 31, 2024 and 2025, respectively (from 18,588,342 and 141,039,933). Accordingly, the weighted average number of ordinary shares outstanding used in calculating basic and diluted net loss per ordinary share was retrospectively restated to 559,611 and 3,869,429 for the years ended December 31, 2024 and 2025, respectively.

The loss per share before and after the retrospective adjustments are as follows.

	For the years ended December 31,
	2024		2025
	Before	After	Before	After
	adjustment	adjustment	adjustment	adjustment
Net loss per share attributable to ordinary shareholders
- Basic and diluted	$(0.15)	$(4.50)	$(0.02)	$(0.66)
Weighted average shares used in calculating net loss per share
- Basic and diluted	16,788,342	559,611	116,082,855	3,869,429

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES-Continued

As of December 31, 2025, the Company and its major subsidiaries were as follows:

Subsidiaries	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
MKD	July 25, 2023	British Virgin Islands		Nonoperating shell company
MKD BVI	March 30, 2023	British Virgin Islands	100.00%	Investment holding
MKD Taiwan	September 26, 2006	Taiwan, PRC	62.36%	Trading, designing and manufacturing industrial embedded system and automotive electronics
MKDWELL (Samoa) Technology Inc. (“MKD Samoa”)	March 19, 2010	Samoa	62.36%	Investment holding
MKDWELL (Shanghai) Technology Ltd. (“MKD Shanghai”)	August 1, 2011	Shanghai, PRC	62.36%	Trading industrial embedded system and automotive electronics
MKD Jiaxing	January 30, 2018	Zhejiang, PRC	77.85%	Trading, designing and manufacturing industrial embedded system and automotive electronics
Cetus Capital	June 7, 2022	Delaware	100.00%	Blank check company

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

2. GOING CONCERN

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net losses of US$2.07 million, US$3.16 million and US$3.15 million for the years ended December 31, 2023, 2024 and 2025, respectively. Net cash used in operating activities were US$1.32 million, US$3.11 million and US$1.19 million for the years ended December 31, 2023, 2024 and 2025, respectively. During the year ended December 31, 2025, the Company received US$10.0 million in shareholder capital contribution, which was invested in time deposit with restriction in use. As of December 31, 2025, our accumulated deficits were US$16.30 million, with a working capital surplus of US$2.37 million. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to reduce or eliminate its net losses for the foreseeable future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

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

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(d) Functional currency and foreign currency translation-Continued

Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity (deficit). Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive loss.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	December 31, 2023		December 31, 2024		December 31, 2025
	Years-ended spot rate	Average rate	Years-ended spot rate	Average rate	Years-ended spot rate	Average rate
US$ against RMB	US$1=RMB7.0978	US$1=RMB7.0803	US$1=RMB7.2993	US$1=RMB7.1957	US$1=RMB 6.9931	US$1=RMB 7.1875
US$ against NT$	US$1=NT$30.6200	US$1=NT$31.1525	US$1=NT$32.7900	US$1=NT$32.1064	US$1=NT$ 31.3700	US$1=NT$ 31.1663

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and cash held in banks, which are highly liquid and are unrestricted as to withdrawal or use.

(f)	Restricted cash

As at December 31, 2025, the restricted cash balances include funds that have been frozen due to the Company’s involvement in legal litigation and the balances were released in January 2026 as a result of the Company’s settlement with the counterparty.

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(g)	Restricted time deposit

Time deposits represent interest-bearing financial assets with fixed maturities and pre-determined fixed or floating interest rates, held with banks or other eligible financial institutions. Their accounting treatment under US GAAP is governed by ASC 305, ASC 320 and ASC 835, and is prescribed as follows: time deposits with an original maturity of three months or less are classified as cash and cash equivalents by virtue of their high liquidity. For time deposits with an original maturity exceeding three months, if the Company has both the positive intent and the ability to hold such deposits to maturity, they are classified as time deposits or restricted time deposits, as applicable, based on contractual restrictions and pledge arrangements. On the balance sheet, such deposits are presented as short-term assets or other current assets if their remaining maturity is 12 months or less as of the reporting date, and as non-current investments or other non-current assets if their remaining maturity exceeds 12 months.

All time deposits are measured at amortized cost. Any premium or discount arising from the difference between the deposit amount and the face value is amortized over the deposit term using the effective interest method in accordance with ASC 835-20. Interest income is accrued ratably over the deposit term, which includes the amortization of any related premium or discount, and is presented as interest income or investment income in the income statement.

The Company assesses the impairment of held-to-maturity time deposits in accordance with ASC 320-10-35 and ASC 326 (the current expected credit loss model). A credit loss allowance is recognized when the present value of the expected cash flows from the deposit (discounted at the effective interest rate) is lower than its carrying amount. No credit loss allowance is recognized if the depository institution has minimal credit risk and there is no objective evidence of credit deterioration.

Upon maturity redemption or early withdrawal of time deposits, the difference between the carrying amount of the deposit and the actual consideration received (including accrued but unpaid interest) is recognized as a gain or loss on the derecognition of financial assets in the income statement, presented within interest income or other income and expenses. Any penalties incurred on early withdrawal are either offset against interest income or recognized as a separate expense line item in the income statement.

As of December 31, 2025, the Company’s time deposits represented funds placed with commercial banks in the PRC from August 25, 2025 to February 25, 2026. The Company has pledged the relevant deposit certificates as a pledge guarantee for a third party for this period. The aforementioned pledge was fully released upon maturity on February 25, 2026(Note 22(b)).

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(h)	Accounts and note receivable, net

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

(i)	Inventories, net

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

Idle capacity consists of production-related costs of depreciation of machinery and equipment in excess of charges allocated to the Company’s finished goods in production. Costs in excess of production allocations are expensed in the period incurred rather than added to the cost of finished goods produced. Idle capacity expenses amounted to $128,353 and nil for the years ended December 31, 2024 and 2025, respectively.

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(j)	Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets are amortized using the straight-line approach over the estimated economic useful lives of the assets as follows:

Category	Estimated useful lives
Land use right	50 years
Software	3 years

(k)	Property, plant and equipment, net

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

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(l)	Real estate properties for lease, net

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

(m)	Leases

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

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(m)	Leases-Continued

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

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(m)	Leases-Continued

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

For operating leases, the Company recognized rental income over the non-cancellable lease term on a straight-line basis and is included in revenue in the statement of profit and loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis on the rental income. The Company does not have any sales-type or direct financing leases for the years ended December 31, 2024 and 2025.

(n)	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2024 and 2025.

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(o)	Fair value measurement

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

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future cash flow amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, restricted cash, accounts receivable, net, other receivables included in prepaid expenses and other current assets, short-term and long-term bank borrowings, lease liabilities, accounts payable, amounts due to/due from related parties, long-term borrowings, other payables included in accrued expenses and other current liabilities. As of December 31, 2024 and 2025, the carrying values of these financial instruments, except for other non-current assets, non-current portion of long-term banks borrowings, and non-current portion of lease liabilities, approximated their respective fair values due to the short-term maturity of these instruments.

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

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(q)	Revenue recognition-continued

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

Under the specific order, the Company identifies only one performance obligation of transferring the agreed-upon products. Shipping and handling activities are considered to be fulfillment activities rather than promised services and are not, therefore, considered to be separate performance obligations. The Company’s sales terms provide no right of return outside of a standard quality policy and returns are generally not significant. There was no variable consideration nor financing component. The revenue from sales of manufactured electronic products is recognized at a point in time upon the customer’s acceptance of products at the amount of the determined purchase price on the orders. In addition, the Company provides a one to three-year assurance-type warranty for its products pursuant to customer contracts, which does not constitute a separate performance obligation.

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

Others

Other revenue represents the Company’s revenue generated from various types of services, mainly consists of electricity supply service. Other revenue is insignificant in amount and proportion.

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(q)	Revenue recognition-continued

The following table disaggregates the Company’s revenue for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025
By revenue type
Sales of manufactured electronic products	$2,329,491	$1,318,521	$2,650,399
Commissioned processing service	942,626	382,146	349,753
Rental income	267,591	177,593	25,021
Others	131,014	120,711	5,507
Total	$3,670,722	$1,998,971	$3,030,680

Timing of revenue recognition
Point in time	3,403,131	1,821,378	3,005,659
Over time	267,591	177,593	25,021
Total	$3,670,722	$1,998,971	$3,030,680

Advance from customers consists of payments received related to unsatisfied performance obligations at the end of the period. The advance from customers amounted to US$304,489, US$262,216 and US$281,556 as of December 31, 2023, 2024 and 2025, respectively, which was included in the caption “Accrued expenses and other current liabilities”. The amount of revenue recognized during the years ended December 31, 2023, 2024 and 2025 that was previously included in the contract liabilities balance as of December 31, 2022, 2023 and 2024 were US$44,169, S$46,813 and US$14,552, respectively.

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

Other income primarily consists of government subsidies, foreign currency exchange gain or loss, and others. Government grants represent cash subsidies received from the PRC government. Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grants for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of operations and comprehensive loss when the grant becomes receivable.

(w)	Employee benefits

The Company’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Company has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to US$153,741, US$149,426 and US$ 101,733 for the years ended December 31, 2023, 2024 and 2025, respectively.

(x)	Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(x)	Income taxes-continued

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended December 31, 2024 and 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

(y)	Value added tax (“VAT”)-continued

The VAT rate is 13% for taxpayers selling consumer products for the years ended December 31, 2024 and 2025. For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities. The PRC VAT rate is generally 5% for leasing income for the years ended December 31, 2024 and 2025.

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

In accordance with ASC 260, Earnings per Share, basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. For the calculation of diluted net loss per share, the weighted average number of ordinary shares is adjusted by the effect of dilutive potential ordinary shares, including unvested restricted shares, ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The effect mentioned above is not included in the calculation of the diluted income per share when inclusion of such effect would be anti-dilutive. The Pre-Delivery Shares related to the issuance of Convertible Note were anti-dilutive and thus excluded from the calculation of diluted loss per share for the years ended 2024. For the years ended December 31, 2024 and 2025, there were no dilution impact.

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

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

4. ACCOUNTS AND NOTE RECEIVABLE, NET

Accounts and note receivable, net consisted of the following:

	As of December 31,
	2024	2025
Accounts and note receivable	$686,597	$878,291
Less: allowance for credit loss	(45,819)	(57,390)
Total	$640,778	$820,901

The Company reversed a credit loss of US$165,288, recorded a credit loss of US$7,952 and recorded a credit loss of US$39,711 for the years ended December 31, 2023, 2024 and 2025, respectively. For the years ended December 31, 2023 and 2024, no amounts were written off against the Company’s allowance for credit losses. For the year ended December 31, 2025, the Company recorded a write-off of the allowance for credit losses in the aggregate amount of US$30,404.

5. INVENTORIES, NET

Inventories, net consisted of the following:

	As of December 31,
	2024	2025
Finished goods	$21,729	$56,479
Work in progress	127,614	98,113
Raw materials	245,315	136,906
Less: inventory write down	(103,629)	(40,613)
Total	$291,029	$250,885

The write-down made for inventories were US$153,938, US$103,629 and US$40,613 for the years ended December 31, 2023, 2024 and 2025, respectively.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consisted of the following:

	As of December 31,
	2024	2025
Loans to a third party (1)	$500,986	$-
Deductible input VAT	137,647	72,719
Prepaid expense	19,179	11,394
Advance to suppliers	4,856	3,020
Others	209	210
Total	$662,877	$87,343

(1)	The balance as of December 31, 2024 mainly represented the interest-free loan that MKD lent to a shareholder who held less than 5% of the Company’s ordinary shares on December 10, 2024. On February 18, 2025, the Company had collected total amounts from the shareholder.

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	As of December 31,
	2024	2025
Building	$4,717,355	$4,501,902
Machinery and equipment	2,576,389	2,700,146
Vehicle	63,002	76,482
Office equipment	72,262	74,810
Property, plant and equipment, gross	7,429,008	7,353,340
Less: accumulated depreciation	(2,334,463)	(2,846,104)
Property, plant and equipment, net	$5,094,545	$4,507,236

For the years ended December 31, 2023, 2024 and 2025, depreciation expenses amounted to US$348,485, US$459,116 and US$519,864, respectively.

8. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of December 31,
	2024	2025
Land used right	$602,703	$574,338
Software	127,280	133,041
Intangible asset, gross	729,983	707,379
Less: accumulated amortization	(206,137)	(219,686)
Intangible assets, net	$523,846	$487,693

For the years ended December 31, 2023, 2024 and 2025, amortization expenses amounted to US$17,270, US$13,824 and US$12,119, respectively.

Future estimated amortization expenses of intangible assets are as follows:

For the fiscal years ending December 31,	Amount
2026	11,499
2027	11,492
2028	11,483
2029	11,483
2030	11,483
Thereafter	430,253
Total	$487,693

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

9. REAL ESTATE PROPERTIES FOR LEASE, NET

Real estate properties for lease, net consisted of the followings:

	As of December 31,
	2024	2025
Plant	$65,826	$498,006
Land use right	8,410	63,533
Less: accumulated depreciation and amortization	(13,328)	(125,663)
Total real estate property for lease, net	$60,908	$435,876

Depreciation expense of the plant were US$107,721, US$3,180 and US$5,766 for the years ended December 31, 2023, 2024 and 2025, respectively. Amortization expense of land use right were US$5,878 ,US$171 and US$309 for the years ended December 31,2023, 2024 and 2025, respectively.

As of December 31, 2025, minimum future real estate lease income on non-cancelable leases subsequent to December 31, 2025, in the aggregate and foreach of the five succeeding fiscal years and thereafter, are as follows:

For the fiscal years ending December 31,	Amount
2026	60,492
2027	57,383
2028	51,164
2029	51,164
2030	34,110
Total	$254,313

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

10. LEASES

The Company had entered into an operating lease agreement for factories located in Taiwan, and two financing leases agreements for vehicles.

	As of December 31,
	2024	2025
Operating lease right-of-use assets, net	$59,680	$279,627

Operating lease liabilities, current	59,680	50,084
Operating lease liabilities, non-current	-	229,543
Total operating lease liabilities	$59,680	$279,627

For the years ended December 31, 2023, 2024 and 2025, cash paid for operating leases were US$64,361, US$62,449 and US$61,147 and financing leases were US$18,398, nil and nil, respectively. The disposal gain were US$18,994, nil and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2024	2025
Weighted average discount rate:
Operating lease	4.51%	5.38%
Weighted average remaining lease term:
Operating lease	12 months	60 months

As of December 31, 2025, the future minimum rent payments under non-cancelable operating and financing leases were:

For the fiscal years ending December 31,	Amount
2026	$63,915
2027	63,915
2028	63,915
2029 and thereafter	127,830
Total lease payments	319,575
Less: imputed interest	(39,948)
Total operating lease liabilities, net of interest	$279,627

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

11. BORROWINGS

As of December 31, 2024 and 2025, the bank borrowings were for working capital and capital expenditure purposes.

	As of December 31,
	2024	2025
Current portion:
Short-term bank borrowings
Bank of Jiaxing (1)	$2,648,199	$2,692,654
Long-term bank borrowings, current portion
Bank of Jiaxing (1)	123,299	56,381
Subtotal	$2,771,498	$2,749,035

Non-current portion:
Long-term bank borrowings
Bank of Jiaxing (1)	$2,814,862	$2,938,338
Subtotal	$2,814,862	$2,938,338
Total	$5,586,360	$5,687,373

(1)	During the fiscal years ended December 31,2024 and 2025, the Company continuously entered into certain bank borrowings for the purpose of obtaining financing. The bank borrowings were joint secured by Mr. Ming-Chao Huang and Ms. Shu-Hui Cai, the shareholders of the Company, and pledged by the Company’s property, plant and equipment amounting to US$3,894,697 and US$3,820,949 as of December 31, 2024 and 2025, respectively.

(2)	The interest expenses were US$214,627, US$269,855 and US$259,033 for the years ended December 31, 2023, 2024 and 2025, respectively. The weighted average interest rates of bank borrowings outstanding were 4.4% and 4.3% per annum as of December 31, 2024 and 2025, respectively. The maturity dates of the bank borrowings were from December 2026 to December 2035.

As of December 31, 2025 the Company’s long-term bank borrowings will be due according to the following schedule:

For the fiscal years ending December 31,	Amount
2026	$56,381
2027	112,761
2028	140,951
2029 and thereafter	2,684,626
Total long-term bank borrowings	$2,994,719

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2024	2025
Long-term payments of leaseback, current (1)	$1,242,154	$678,745
Equipment purchase payable (2)	839,220	340,725
Service fee payable (3)	717,269	1,023,884
Deferred underwriter commission payable(4)	662,500	757,610
Tax payable (5)	402,564	463,320
Advance from customer	262,216	281,556
Payroll and welfare payable	196,234	224,820
Interest payable	156,598	38,331
Loan from third parties (6)	121,375	85,799
Others	74,746	91,478
Total	$4,674,876	$3,986,268

(1)	During the year ended December 31, 2025, the Company continuously entered into certain sale-and-leaseback arrangements for the purpose of obtaining financing. As a result of the available repurchase option, for accounting purposes these sale-and-leaseback arrangements are accounted for as a financing rather than a sale. Loans payables resulted from such financing were pledged by the Company’s machinery and equipment, amounted to US$793,875 and US$647,973 as of December 31, 2024 and 2025, respectively. The loans payables were installment maturity and due during 2026 with annual interest rate ranging from 9.4% to 10.2%. The interest expenses were US$23,562, US$126,643 and US$51,966 for the years ended December 31, 2023, 2024 and 2025, respectively.

(2)	On March 19, 2025, the debt of $473,100 related to equipment purchase payable were transferred to Ming-Chia Huang and subsequently converted into equity with the Company entering into debt conversion agreement with Ming-Chia Huang. According to debt conversion agreements, the debt will be converted into 4,371,000 (after the Share Combination: 157,700) new Class A preferred shares of the Company for Ming-Chia Huang. Each Class A preferred share carries 100 voting rights, votes together with common shares, and ranks pari passu with common shares for dividends and liquidation distributions, with no preferential or cumulative dividend rights.

(3)	The balance mainly consists of Nasdaq deferred entry fee, financial advisory fees, initial public offering success fees, De-SPAC activity fees and legal fees which were predominant fees for professional intermediary services that the Company incurred in the process of going public.

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

12. ACCRUED EXPENSES AND OTHER LIABILITIES-continued

(4)	As at December 31, 2025, the balance includes a deferred underwriter commission of $662,500. Originally payable to D. Boral Capital LLC (Previously known as “EF Hutton LLC”) on the closing date of the business combination, this commission remained unpaid and was subsequently converted into a loan. The loan accrues interest at an annual rate of 10% until the full repayment of the principal amount.

(5)	The types of tax payable mainly include Cetus Capital’s excise tax payable and franchise tax payable, as well as the value-added tax payable of other subsidiaries in China.

(6)	As of December 31, 2025, the balances mainly includes (i) an interest-free loan from Jiandong Zhang in the amount of US$57,199 which will be due in June 2026, and (ii) an interest-free loan from Qisen Electronics in the amount of US$28,600 and is due on demand.

13. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consisted of the following:

	As of December 31,
	2024	2025
Long-term payments of leaseback(1)	$270,412	$-
Deposit	36,354	11,654
Total	$306,766	$11,654

(1)	As of December 31, 2025, all outstanding obligations under these sale-leaseback arrangements are scheduled to mature in full during 2026.

In accordance with ASC 210-10 Balance Sheet Classification and ASC 842-40 Sale-Leaseback Transactions, the entire outstanding balance of these lease-related obligations is classified as current (short-term) liabilities in the consolidated balance sheet as of December 31, 2025, with no portion presented as non-current long-term liabilities. Further details on these obligations are included in Note 12: Accrued Expenses and Other Liabilities.

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

On November 26, 2024, the Company entered into a securities purchase agreement (the “November 2024 SPA”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor (i) an unsecured convertible note (“Convertible Note”), in the principal amount of $1,851,000, bearing interest at a rate of 7% per annum and having a term of one year after the purchase price of the Convertible Note is delivered by the Investor to the Company with an aggregate original issue discount of US$151,000, and (ii) 1,800,000(after the Share Combination: 60,000) ordinary shares (“Pre-Delivery Shares”) of the Company in aggregate with no par value, which is for pre-delivery and subject to the Company’s repurchase right upon repayment of the notes. The Investor has the right at any time beginning on the earlier of (a) the date that is six months after the purchase price of the Convertible Note is delivered by the Investor to the Company, and (b) the effective date of the registration statement on Form F-1 to register the Investor’s resale of conversion shares and Pre-Delivery Shares, until the Outstanding Balance (the principal amount plus accrued but unpaid interest, collection and enforcements costs incurred by Lender, transfer, stamp, issuance and similar taxes and fees related to Conversions, and any other fees or charges incurred under this Convertible Note as of any date of determination) has been paid in full, at its election, to convert all or any portion of the Outstanding Balance into ordinary shares at a conversion price equal to 80% of the lowest volume weighted average price measured during the period of ten (10) trading days prior to the conversion, subject to the restriction of the floor price. The Convertible Note contains a floor price of $0.178 for the possible future conversions into ordinary shares.

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

14. CONVERTIBLE NOTE-continued

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

On May 13, 2025, the Company and the Investor entered into an amendment to the Convertible Note (the “Amendment”). The Amendment revised the definition of the “Conversion Price” under the Note, which now means 80% multiplied by the lower of: (a) the closing trade price of the Ordinary Shares on the prior trading day, and (b) the average closing trade price of the Ordinary Shares for the prior 10 trading days.

Pursuant to ASC 470-50 and ASC 815, the Amendment only modifies the conversion price and does not create a substantial difference between the original and modified debt instruments, and thus extinguishment accounting and debt restructuring treatment are not applicable. No gain or loss is recognized, nor is remeasurement of the Convertible Note required, on the amendment date. The Company has accounted for the Amendment in accordance with the relevant provisions of the aforementioned standards.

During the year ended December 31, 2025, the Company issued an aggregate of 5,651,591 (after the Share Combination: 188,387) ordinary shares in connection with the conversion of the Convertible Note, with the conversion price determined in accordance with the terms and conditions set forth above. Accordingly, the carrying value of the Convertible Note was derecognized to the extent of conversion, and ordinary share capital and additional paid-in capital were increased correspondingly. As of December 31, 2025, the remaining outstanding balance of the Convertible Note was US$604,664.

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

14. CONVERTIBLE NOTE-continued

The amortized cost of the Convertible Note as of December 31, 2024 and 2025 consisted of the following:

Amount
Convertible Note Principal- Issued in November 2024	$1,851,000
Convertible Note Interest Adjustment	(135,715)
Fair value adjustment for Pre-Delivery Shares related to the issuance of Convertible Note	(846,360)
As of December 31, 2024	$868,925
Convertible Note Interest Adjustment	$241,804
Repay the principal	(100,000)
Ordinary shares Issued from conversions of Convertible Note	(406,065)
As of December 31, 2025	$604,664

On March 30, 2026, the Company completed the full repayment of all outstanding principal, accrued and unpaid interest, and all other contractual obligations related the Convertible Note.

15. ORDINARY SHARES

As of December 31, 2022, MKD Taiwan had issued an aggregate of 909,288 ordinary shares, with par value of NT$30.00 each share.

In connection with the Taiwan Reorganization (Note 1), the Company has issued 567,049 ordinary shares (321,412 ordinary shares after giving retroactive effect to the Reverse Recapitalization) to MKD Taiwan’s former shareholders in exchange for their MKD Taiwan shares on one-to-one basis at a price of US$10.00 per share and a total consideration of US$5.6 million, which equals to the amount of capital injection to MKD BVI from these former shareholders.

In execution of the Business Combination Agreement with Cetus Capital, the Company acquired 42% equity interests of MKD Jiaxing from Ming-Chao Huang at US$1,627,729 in July 2023. Subsequently, Ming-Chao Huang injected the same amount of US$1,627,729 to MKD BVI in August 2023 and acquired 164,417 ordinary shares (93,194 ordinary shares after giving retroactive effect to the Reverse Recapitalization) of the Company.

In August 2023, the Company issued total 83,333 (47,235 ordinary shares after giving retroactive effect to the Reverse Recapitalization) ordinary shares to certain new investors at a price ranging from US$9.90 to US$10.50 per share, for a total consideration of US$882,000.

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

15. ORDINARY SHARES-continued

The shareholders’ equity structures of the Company for the periods presented were presented after giving retroactive effect to the Reverse Recapitalization of the Company that was completed on the Closing Date as mentioned in Note 1. As of the Closing Date of the Reverse Recapitalization, the Company had 16,788,342 (after the Share Combination: 559,611) ordinary shares (the “Ordinary Shares”) outstanding.

On December 9, 2024, pursuant to the November 2024 SPA, the Company issued 1,800,000 (after the Share Combination: 60,000) Pre-Delivery Shares of the Convertible Note which were not considered outstanding unless default of the share lending arrangement occurs. Please refer to Note 14 for more details of the Convertible Note.

As of December 31, 2024, the Company’s total issued ordinary shares were 18,588,342 (after the Share Combination: 619,611), and the Company had 16,788,342 (after the Share Combination: 559,611) ordinary shares of par value US$0.003 each (the “Ordinary Shares”) outstanding.

On March 14, 2025, the Company issued and sold 100,000,000 (after the Share Combination: 3,333,333) ordinary shares at a price of US$ 3 per share, generating total gross proceeds of US$10,000,000.

On March 19, 2025, the Company entered into three separate debt conversion agreements (the “Debt Conversion Agreements”) with three creditors of the Company, being Mr. Ming-Chia Huang, a director and the chief executive officer of the Company, Ms. Ya-Hui Wu, the spouse of Mr. Huang, and AWinner Limited, which is controlled by Mr. Chung-Yi Sun, a director of the Company, to convert such debts owed into equity of the Company. Among these, (i) an amount of US$823,100 owed to Mr. Ming-Chia Huang will be converted into 8,231,000(after the Share Combination: 274,367) new ordinary shares of the Company, which will be redesignated into 8,231,000(after the Share Combination: 274,367) new Class A preferred shares; (ii) an amount of US$550,000 owed to Ms. Ya-Hui Wu will be converted into 5,500,000(after the Share Combination: 183,333) new ordinary shares of the Company; and (iii) an amount of US$1,110,000 owed to AWinner Limited will be converted into 11,100,000(after the Share Combination: 370,000) new ordinary shares of the Company. In the Company’s consolidated financial statements, the converted debt balance shall be derecognized from financial liabilities upon conversion, with the corresponding amount recognized in equity as separate line items for Class A preferred shares, ordinary shares and additional paid-in capital; no gain or loss arising from such conversions shall be recognized in the consolidated statement of statements of operations and comprehensive loss, as the exchange was considered a capital transaction with significant shareholders.

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

15. ORDINARY SHARES-continued

On March 13, 2025, the Company granted an aggregate of 200,000 (after the Share Combination: 6,667) ordinary shares under its 2025 Equity Incentive Plan to an consultant of the Company in consideration of services rendered to the Company.

During the year ended December 31, 2025, the Company issued an aggregate of 5,651,591 (after the Share Combination: 188,387) ordinary shares in connection with the conversion of the Convertible Note, with the conversion price determined in accordance with the terms and conditions agreed.

For the aforementioned reasons, as of December 31, 2025, the Company’s total issued ordinary shares were 4,701,331(after the Share Combination), and the Company had 4,701,331(after the Share Combination) ordinary shares with no par value(the “Ordinary Shares”) outstanding.

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2024 and 2025, the aggregate restricted net assets included in the Company’s consolidated net assets, comprising the paid-in capital and additional paid-in capital of its subsidiaries, were nil.

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

The income tax expense consisted of the following components:

For the years ended December 31,
	2023	2024	2025

Current income tax expense	$-	$-	$-
Deferred income tax benefit	-	-	-
Total income tax expense	$-	$-	$-

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

18. TAXATION-continued

Loss before provision for income taxes is attributable to the following geographic locations for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
Taiwan	$(1,080,901)	$(524,817)	$(919,388)
PRC	(915,690)	(2,072,174)	(1,092,276)
Others	(71,470)	(560,004)	(1,139,835)
Total loss before income taxes	$(2,068,061)	$(3,156,995)	$(3,151,499)

A reconciliation between the Company’s actual provision for income taxes and the provision at the Taiwan statutory rate is as follows:

	For the years ended December 31,
	2023	2024	2025
Loss before income tax expense	$(2,068,061)	$(3,156,995)	$(3,151,499)
Taiwan statutory tax rate	20%	20%	20%
Computed income tax expense with Taiwan statutory tax rate	$(413,612)	$(631,399)	$(630,300)
Tax effect of different tax rates in other jurisdictions	(29,619)	8,392	291,684
Tax effect of additional deduction for R&D expenses	(70,546)	(51,817)	(76,543)
Prior year true up	56,362	-	-
Non-taxable item	110,872	2,561	846
Exchange rate effect	(17,054)	-	-
Tax effect on deferred tax allowance	363,597	672,263	414,313
Income tax expense	-	-	-

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

18. TAXATION-continued

As of December 31, 2024 and 2025, the significant components of the deferred tax assets were summarized below:

	As of December 31,
	2024	2025
Deferred tax assets:
Net operating loss carried forward	$3,028,871	$3,261,968
Impairment loss	312,677	338,821
Impact of foreign exchange	10,363	6,619
Lease liability	33,285	78,207
Total deferred tax assets	3,385,196	3,685,615
Valuation allowance	(3,354,499)	(3,611,469)
Deferred tax assets, net of valuation allowance	30,697	74,146

Deferred tax liabilities:
Right of use asset	(30,697)	(74,146)
Total deferred tax liabilities	(30,697)	(74,146)
Total deferred tax assets, net	$-	$-

As of December 31, 2025, the Company had net operating loss carryforwards of approximately US$14.5 million, which arose from the Company’s subsidiaries, established in Taiwan, China, Samoa, and Mainland China. As of December 31, 2024and 2025, deferred tax assets from the net operating loss carryforwards amounted to US$3,028,871 and US$3,261,968, respectively, and the Company has provided a valuation allowance of US$3,354,499 and US$3,611,469, respectively as it has concluded that it is more likely than not that these deferred tax assets would not be utilized in the future.

The movement of valuation allowance provision for deferred tax assets was as follows:

Amount
Balance as of December 31, 2023	$3,140,578
Current year addition	672,263
Expire of net operation loss	(286,411)
Exchange rate effect	(171,931)
Balance as of December 31, 2024	$3,354,499
Current year addition	491,088
Expire of net operation loss	(248,371)
Exchange rate effect	14,253
Balance as of December 31, 2025	$3,611,469

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

18. TAXATION-continued

For entities incorporated in Taiwan, net loss can be carried forward for ten years; for entities incorporated in Samoa, net loss can be carried forward indefinitely; for entities incorporated in Mainland China, net loss can be carried forward for five years, while for HNTEs net loss can be carried forward for ten years. As of December 31, 2025, the Company had net operating loss carryforwards of approximately US$5.57 million and US$8.90 million for entities incorporated in Taiwan and Mainland China, respectively. As of December 31, 2025, net operating loss carryforwards will expire, if unused, in the following amounts:

For the fiscal years ending December 31,	Amount
2026	$1,130,050
2027	1,238,044
2028	1,207,555
2029	1,924,046
2030	1,253,964
Thereafter	7,702,174
Total	$14,455,833

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2024 and 2025, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

As of December 31, 2025, the tax years ended December 31, 2019 through 2025 for the Group’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities. As of December 31, 2025, the tax years ended December 31, 2019 through 2025 for the Group’s subsidiary in the Taiwan is generally subject to examination by the Taiwan tax authorities.

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

19. RELATED PARTY TRANSACTIONS

(a)	Related parties

The following is a list of related parties which the Company has transactions with:

No.	Name of Related Parties	Relationship
1	Ming-Chia Huang	Chief Executive Officer, Chairman of the Board of Directors and shareholder of the Company
2	Ming-Chao Huang	Director and shareholder of the Company
3	Cetus Sponsor LLC	Shareholder of the Company since July 31, 2024
4	AWinner Limited	Shareholder of the Company since March 24, 2025 Affiliates of Cetus Sponsor LLC
5	MKDWELL Tech Inc	No longer considered a related party after Reverse Recapitalization on July 31, 2024
6	Ms. Ya-Hui	Spouse of Ming-Chia Huang
7	Lu Huang	Shareholder of the Company since July, 2025
8	Luzhi Cultural and Creative Studio	An enterprise controlled by Huang Lu

(b)	Amounts from related parties

Amounts due from related parties consisted of the following for the periods indicated:

		As of December 31,
		2024	2025
Related parties	Nature
Cetus Sponsor LLC	Loan to a related party	932,640	72,487
AWinner Limited	Loan to a related party	-	875,000
Total		$932,640	$947,487

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

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

19. RELATED PARTY TRANSACTIONS-continued

(c)	Amounts due to related parties

Amount due to related parties consisted of the following for the periods indicated:

		As of December 31,
		2024	2025
Related parties	Nature
Ming-Chia Huang (1)	Loan from related parties	$989,382	$1,354,052
Cetus Sponsor LLC (2)	Loan from related parties	914,000	39,000
AWinner Limited (2)	Loan from related parties	235,737	737
Ming-Chao Huang (3)	Loan from related parties	12,357	504,182
Lu Huang(4)	Loan from related parties	-	154,816
Ming-Chia Huang	Expense paid on behalf the Company	7,531	9,311
Ming-Chao Huang	Expense paid on behalf the Company	3,869	4,651
Ms. Ya-Hui	Expense paid on behalf the Company	-	429
Total		$2,162,876	$2,067,178

(1)	The Company continuously entered into certain loan arrangements with Ming-Chia Huang and obtain loans to the Company with annual interest rate at 3.5% during the year of 2024 and 2025.

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

For the year ended December 31, 2025, amounts due to Ming-Chia Huang approximately increased by US$365,000, which was a net result of new borrowings and a reduction in payables to him: (1) the Company entered into several one-year loan contracts with Ming-Chia Huang with an aggregate outstanding balance of approximately US$1,262,000; (2) accrued interest expenses of approximately US$32,000; (3) payables to him approximately by US$37,000; and (4) decrease resulting from conversion of debt to equity by US$900,000: specifically, on March 7, 2025, Ming-Chia Huang transferred US$550,000 out of his US$900,000 debt claim against the Company to his spouse, Ms. Ya-Hui Wu. Subsequently, on March 19, 2025, the Company entered into debt conversion agreements with Ming-Chia Huang and Ms. Ya-Hui Wu to convert the loans totaling amounting to $900,000 into equity. According to debt conversion agreements, the amount of $350,000 will be converted into 3,500,000(after the Share Combination: 116,667) new Class A preferred shares of the Company for Ming-Chia Huang, and the amount of $550,000 will be converted into 5,500,000(after the Share Combination: 183,333) new ordinary shares of the Company for Ms. Ya-Hui Wu.

Furthermore, on March 19, 2025, the Company transferred the equipment purchase payable of $473,100 to Ming-Chia Huang and subsequently converted into equity with the Company entering into debt conversion agreement with Ming-Chia Huang. According to debt conversion agreements, the debt will be converted into 4,371,000 (after the Share Combination: 157,700) new Class A preferred shares of the Company for Ming-Chia Huang.

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

19. RELATED PARTY TRANSACTIONS-continued

(c)	Amounts due to related parties-continued

(2)	In order to finance transaction costs in connection with the Business Combination, Cetus Sponsor LLC and AWinner Limited provided the interest free loans to the Company. As of December 31, 2024, the amount of loans from Cetus Sponsor LLC and AWinner Limited is $914,000 and $235,737, respectively. On March 13, 2025, Cetus Sponsor LLC, AWinner Limited, and MKD entered into a debt transfer agreement, pursuant to which Cetus Sponsor LLC transferred its claim of US$875,000 against the Company to AWinner Limited. On March 19, 2025, AWinner Limited and the Company entered into a debt conversion agreement to convert the loans amounting to US$1,110,000 into 11,100,000(after the Share Combination: 370,000) new ordinary shares of the Company. Regarding the remaining loan of US$737 from AWinner Limited and US$39,000 from Cetus Sponsor LLC will repay in cash.

(3)	For the year ended December 31, 2024, the Company entered into 1 loan arrangement with Ming-Chao Huang and obtain an interest-free loan in the total amount of US$16,426 to the Company and one-year maturity which will be due in September 2025. As of December 31, 2024, the Company repaid a portion of the loan and the amount unpaid is US$12,357.

For the year ended 31, 2025, the Company entered into three one-year loan contract with Ming-Chao Huang at an annual interest rate of 6%, with loans amount of approximately US$483,000.

(4)	Starting from July 2025, Huang Lu became a related party of the Company as his shareholding exceeded 5%. (1) The prior-period borrowing amount of US$52,060 was reclassified as a related-party loan. (2) An additional loan of US$100,000 was incurred in the current period, with an interest rate of 6%.

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

19. RELATED PARTY TRANSACTIONS-continued

(d)	Related party transactions

	For the years ended December 31,
	2023	2024	2025
Interest expenses of loans from related parties
Ming-Chia Huang	$6,980	$34,635	$31,546
Lu Huang	-	-	477

Proceeds of loans from related parties
Ming-Chia Huang	369,152	922,871	1,262,302
Ming-Chao Huang	43,783	16,426	483,561
Lu Huang	-	-	100,000

Repay of loans from related parties
Ming-Chia Huang	-	-	37,325
Ming-Chao Huang	-	-	5,565

Purchase of technical services
Luzhi Cultural and Creative Studio	-	-	132,174

Capital injection
Ming-Chao Huang	573,032	-	-

Share transfer
Ming-Chao Huang	573,032	-	-

Debt to equity conversion
AWinner Limited	-	-	1,110,000
Ming-Chia Huang	-	-	823,100
Ms. Ya-Hui	-	-	550,000

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

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total revenue:

	For the years ended December 31,
	2023	2024	2025
Percentage of the Company’s total revenue
Customer A	*	20.3%	54.9%
Customer B	11.4%	17.5%	*
Customer C	*	10.2%	*
Customer D	52.1%	*	*
Customer E	13.2%	*	*

The following table sets forth a summary of single customers who represent 10% or more of the Company’s total accounts receivable:

	As of December 31,
	2023	2024	2025
Percentage of the Company’s accounts receivable
Customer A	*	43.1%	66.6%
Customer F	*	17.2%	*

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total purchases:

	For the years ended December 31,
	2023	2024	2025
Percentage of the Company’s total purchase
Supplier A	24.0%	*	*
Supplier B	11.3%	*	*
Supplier C	*	*	14.7%

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

20. CONCENTRATION OF CREDIT RISK-continued

The following table sets forth a summary of single suppliers who represent 10% or more of the Company’s total accounts payables:

	As of December 31,
	2023	2024	2025
Percentage of the Company’s accounts payable
Supplier C	*	16.4%	16.9%

21. COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31 2025, the Group had neither significant financial nor capital commitments.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there was no material ongoing or threatened claim or litigation as the date of the consolidated financial statements were available to be issued. The Group has not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. The Group has not entered into any derivative contracts that are indexed to the Company’s shares and classified as shareholder’s equity or that are not reflected in the consolidated financial statements.

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

22. SUBSEQUENT EVENTS

The Company has evaluated subsequent events in accordance with Accounting Standards Codification (ASC) 855, Subsequent Events, from the balance sheet date of December 31, 2025 through April 29, 2026, the date the consolidated financial statements were available to be issued. The Company is a foreign private issuer (FPI) as defined by the rules of the U.S. Securities and Exchange Commission (SEC), and the following disclosures reflect all material subsequent events occurring during this period, classified in strict compliance with U.S. generally accepted accounting principles (US GAAP).

(a)	Adjusting Subsequent Events

There were no material adjusting subsequent events that required revisions to the carrying amounts of assets, liabilities, equity, or results of operations recognized in the consolidated financial statements as of and for the year ended December 31, 2025, other than the retrospective presentation adjustments related to the reverse stock split described below.

On January 22, 2026, the Company approved a 1-for-30 reverse stock split (the “Share Combination”) of its ordinary shares and Class A Preferred Shares. The Share Combination became effective at 9:00 a.m. Eastern Time on January 26, 2026. This capital restructuring transaction has no impact on the Company’s total assets, liabilities or total shareholders’ equity, as it only reduces the number of issued and outstanding shares to 1/30 of the pre-split amount (no par value for new shares) without changing the underlying shareholders’ economic interests or remeasuring equity components. Pursuant to ASC 260, all per-share financial data (including earnings per share, book value per share) for all prior periods presented is retrospectively restated to ensure comparability.

MKDWELL TECH INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars, except share and per share data)

22. SUBSEQUENT EVENTS-continued

(b)	Non-Adjusting Subsequent Events

The following material events occurred after December 31, 2025 do not affect the carrying amounts of assets and liabilities in the consolidated financial statements as of December 31, 2025.

Release of Pledged Time Deposits Upon Maturity

In February 2026, the Company’s time deposits subject to original pledge restrictions, which were classified as Restricted Time Deposit, Net on the Company’s balance sheet as of December 31, 2025, fully matured. The pledge was fully released upon maturity in accordance with the underlying agreement.

Loan Extension to Unaffiliated Third Party

On February 25, 2026, the Company extended a loan in the principal amount of USD 3,000,000 to Suzhou Chaoyuhua Precision Technology Co., Ltd. The borrower is an unaffiliated third party with no direct or indirect related party relationship with the Company, any of its subsidiaries, directors, executive officers, or principal beneficial owners. The loan bears a fixed annual interest rate of 2.0%, with a maturity date of July 31, 2026. All outstanding principal, together with all accrued and unpaid interest thereon, is repayable in a single lump-sum payment by the borrower on the maturity date.

Common Stock Repurchase Agreement

On December 21, 2025, the Company entered into a review agreement with certain existing shareholders in relation to the proposed share repurchase transaction to repurchase 34.58 million shares of the Company’s common stock (before the Share Combination) at a price of $0.203 per share, for an aggregate purchase price of approximately $7.0 million. The transaction closed on January 3, 2026.

The per-share purchase price was determined based on the average closing price of the Company’s common stock for the 12 consecutive trading days ended December 16, 2025, excluding the highest and lowest trading days. Full payment of the aggregate purchase price was made using the Company’s cash and cash equivalents on the closing date.

This transaction will reduce the Company’s cash and cash equivalents, decrease the number of outstanding public float shares of the Company’s common stock.

Full Repayment of Convertible Promissory Notes

On March 27, 2026, the Company completed the full repayment of all outstanding principal, accrued and unpaid interest, and all other contractual obligations related the Convertible Note. This full repayment eliminates all future debt service obligations, potential equity dilution risk, and related interest expense associated with this Convertible Note, and improves the Company’s long-term leverage profile and liquidity position.

2026 Equity Incentive Plan

On April 22, 2026, subsequent to the balance sheet date, the Company announced the issuance of an aggregate of 709,740 new ordinary shares to four individuals pursuant to the MKDWELL Tech Inc. 2026 Equity Incentive Plan. The aforementioned shares and the underlying plan were registered under the Company’s Registration Statement on Form S-8 (File No. 333-294774), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2026. No awards were previously granted as of December 31, 2025. This is a non-recognized subsequent event, with no impact on the Company’s 2025 year-end consolidated financial statements, and future awards will be accounted for under ASC 718.

Except for the matters disclosed above, there were no other material subsequent events occurring between December 31, 2025 and April 29, 2026 that require recognition or disclosure in the consolidated financial statements as of and for the year ended December 31, 2025.

